    As filed with the Securities and Exchange Commission on March 29, 1999

                                                     Registration No.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                           ARTHUR J. GALLAGHER & CO.
            (Exact name of Registrant as specified in its charter)
         DELAWARE                    6411                    36-2151613
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification     Identification No.)
     incorporation or             Code No.)
      organization)            Two Pierce Place
                          Itasca, Illinois 60143-3141
                                (630) 773-3800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive office)

                                ---------------

                               John C. Rosengren
                      Vice President and General Counsel
                           Arthur J. Gallagher & Co.
                               Two Pierce Place
                          Itasca, Illinois 60143-3141
                                (630) 773-3800
 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                ---------------

  Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of the Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
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
                                                                             Proposed
                                                              Proposed       maximum
                                                Amount        maximum       aggregate      Amount of
  Title of each class or securities to be       to be      offering price    offering     registration
                registered                  registered(1)   per share(2)     price(2)         fee
------------------------------------------------------------------------------------------------------
                                              1,200,000
Common Stock, $1.00 par value..............     shares        $47.0625     $56,475,000     $15,700.05
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) In addition to the 1,200,000 shares being registered hereby, the prospectus contained herein also relates to shares previously registered on the Registrant's Registration Statements Nos. 33-58101, 333-1435 and 333-23879.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, on the basis of the last price quoted for the Registrant's Common Stock, as reported on the consolidated transaction reporting system for securities listed on the New York Stock Exchange on March 25, 1999.

  As permitted by Rule 429, the prospectus in this Registration Statement constitutes Post-Effective Amendment No. 4 to Registration Statement No. 33-58101 which became effective April 24, 1995, Post-Effective Amendment No. 3 to Registration Statement No. 333-1435 which became effective March 27, 1996 and Post-Effective Amendment No. 2 to Registration Statement No. 333-23879 which became effective March 25, 1997.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS


                           ARTHUR J. GALLAGHER & CO.

                               2,534,162 SHARES

                         COMMON STOCK, $1.00 PAR VALUE

                               ----------------

  Of the 2,534,162 shares of common stock, par value $1.00 ("Common Stock"), of Arthur J. Gallagher & Co. (the "Company") offered hereby, 2,509,162 shares may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties. See "Securities Covered by this Prospectus."

  This Prospectus also includes 25,000 shares to be issued from time to time pursuant to the exercise of options granted to The Arthur J. Gallagher Foundation ("the Foundation"). Such options were granted to the Foundation pursuant to the Nonqualified Stock Option Agreement ("Option Agreement") dated August 31, 1998 between the Foundation and the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock sold by the Foundation.

  The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") trading under the symbol "AJG". The last sales price of the Company's Common Stock on February 26, 1999 as reported on the Consolidated Transaction Reporting System for securities listed on the NYSE was $47.75 per share.

                               ----------------

 NEITHER  THE SECURITIES  AND EXCHANGE  COMMISSION NOR  ANY STATE  SECURITIES
   COMMISSION HAS  APPROVED OR  DISAPPROVED OF  THESE SECURITIES  OR PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION
      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                THE DATE OF THIS PROSPECTUS IS MARCH   , 1999.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports (annual, quarterly and current reports), proxy material and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be read and copied at the offices of the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549; 500 W. Madison, Suite 1400, Chicago, Illinois 60606; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Room of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room of the Commission may be obtained by calling the Commission at 1-800-SEC-0330. In addition, electronically filed documents including reports, proxy material and other information covering the Company can be obtained from the Commission's internet site at http://www.sec.gov. The Company's reports, proxy material and informational filings under the Exchange Act may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all of the information set forth in the Registration Statement (of which this Prospectus is a part) and exhibits thereto which the Company has filed with the Commission in Washington, D.C. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated as a part of it.

                               ----------------

  No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                               ----------------

                               TABLE OF CONTENTS

                                    Page
                                    ----
Available Information..............   2
Prospectus Summary.................   3
The Company........................   4
Securities Covered by this
 Prospectus........................   4
Price Range of Common Stock and
 Dividends.........................   6
Selected Consolidated Financial
 Data..............................   6
Selected Quarterly Financial Data
 (Unaudited).......................   7
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   8
Business of the Company............  14

                                                              Page
                                                              ----
                         Management..........................  24
                         Compensation of Executive Officers
                          and Directors......................  26
                         Summary Compensation Table..........  26
                         Principal Holders of Securities.....  30
                         Description of Capital Stock........  32
                         Legal Opinion.......................  35
                         Experts.............................  35
                         Index to Financial Statements and
                          Supplementary Data................. F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is engaged in the insurance brokerage business and provides risk management and other insurance-related services to its clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. The Company operates through approximately 200 offices throughout the United States and six countries abroad and through a network of correspondent brokers and consultants in more than 100 countries around the world. The Company believes that it is the fourth largest insurance broker worldwide in terms of total revenues. The Company's executive offices and located at Two Pierce Place, Itasca, Illinois 60143-3141, and its telephone number is (630) 773-3800. See "Business of the Company".

                                  THE OFFERING

Common Stock Offered................ 2,534,162 shares; 2,509,162 shares which may be offered and issued from time to time
                                     in connection with future acquisitions by
                                     the Company and 25,000 shares which may be
                                     issued from time to time to the Foundation.
NYSE symbol......................... AJG
Common Stock Outstanding on
 February 28, 1999.................. 18,100,066 shares

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF EARNINGS DATA:

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1998     1997     1996     1995     1994
                                    -------- -------- -------- -------- --------
Commissions and fees..............  $522,148 $467,336 $449,701 $433,574 $395,860
Investment income and other.......    18,507   24,169   24,052   20,520   14,136
Non-recurring gains...............        --    8,993       --    2,035       --
                                    -------- -------- -------- -------- --------
Total revenues....................   540,655  500,498  473,753  456,129  409,996
Net earnings......................    56,501   54,900   44,227   43,011   37,712
Net earnings per common share.....      3.25     3.28     2.64     2.56     2.24
Net earnings per common and common
 equivalent share.................      3.10     3.17     2.54     2.43     2.14
Dividends declared per common
 share............................      1.40     1.24     1.16     1.00      .88
Book value per common share.......     11.47     9.81     8.03     7.48     6.37

CONSOLIDATED BALANCE SHEET DATA:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
Total assets................................................. $746,010 $652,080
Total stockholders' equity...................................  202,468  165,580

  The financial information for all periods prior to 1998 has been restated for four 1998 acquisitions accounted for using the pooling of interests method.

                                  THE COMPANY

  Arthur J. Gallagher & Co. (the "Registrant") and its subsidiaries (the Registrant and its subsidiaries are collectively referred to as the "Company" unless the context otherwise requires) are engaged in providing insurance brokerage, risk management, employee benefit services and other related services to clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. Risk management involves assisting clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of corporate risk management policies and cost-effective loss control and prevention programs. Risk management services also include claims management, loss control consulting, property appraisals and insurance related investigative services. The Company believes that its ability to deliver comprehensively structured risk management and brokerage services is one of its major strengths.

  The Company operates through a network of approximately 200 offices located throughout the United States and six countries abroad and through a network of correspondent brokers and consultants in more than 100 countries around the world. Some of these offices are fully staffed with sales, marketing, claims, and other service personnel; others function as servicing offices for the brokerage and risk management service operations of the Company. The Company's international operations include a Lloyd's broker and affiliated companies in London, England and other facilities in Australia, Bermuda, Canada, Scotland, and Papua New Guinea.

  The Company was founded in 1927 and was reincorporated as a Delaware corporation in 1972. The Company's executive offices are located at Two Pierce Place, Itasca, Illinois 60143-3141, and its telephone number is (630) 773-3800.

                     SECURITIES COVERED BY THIS PROSPECTUS

  The shares of Common Stock of the Company covered by this Prospectus include 2,509,162 shares which may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties.

  The Company reasonably expects that it will offer and sell the shares covered by this Prospectus in connection with future acquisitions within two years from the initial effective dates of the Registration Statements of which this Prospectus is a part. It is anticipated that future acquisitions by the Company will consist principally of additional insurance brokerage and related businesses. The consideration for acquisitions may include cash (including installment payments), shares of Common Stock, other securities including securities which may be converted into Common Stock, guarantees, assumptions of liabilities or any two or more of the foregoing, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may enter into employment contracts and non-competition agreements with former owners and key executive personnel of these acquired businesses. The Company at this time is engaged in preliminary discussions with a number of candidates for possible future acquisitions.

  In general, the terms of a future acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired, and the factors taken into account in an acquisition may include among others the established quality and reputation of the business and its management, gross commission revenues, earning power, cash flow, growth potential, location of the business and properties to be acquired and geographical and service diversification resulting from the acquisition. It is anticipated that shares of Common Stock issued in any future acquisition will be valued at a price reasonably related to the current market value of the Company's Common Stock as reported on the Consolidated Transaction

Reporting System for securities listed on the NYSE, either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the Company's shares. The Company does not expect to receive any cash proceeds (other than cash balances of acquired companies) in connection with any such issuances.

  It is not expected that underwriting discounts or commissions will be paid by the Company except that finder's fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the "1933 Act").

  A material acquisition or series of acquisitions (constituting in the aggregate a material transaction) would require the Company to file an amendment to the Registration Statements of which this Prospectus forms a part discussing or disclosing the acquisition or acquisitions and the effects on the Company. That amendment must become effective under the 1933 Act before any further shares may be sold hereunder.

  This Prospectus also includes 25,000 shares to be issued from time to time pursuant to the exercise of options granted to the Foundation. Such options were granted to the Foundation pursuant to an Option Agreement dated August 31, 1998 between the Foundation and the Company. This is an initial grant of options to the Foundation of which Robert E. Gallagher, J Patrick Gallagher, Jr., and Michael J. Cloherty are trustees. The Foundation does not directly hold other shares of the Company's stock and the Company will not receive any of the proceeds from the sale of the shares of Common Stock sold by the Foundation.

  Sales of the Common Stock may be made by the Foundation, or by pledgees, donees, transferees or other successors in interest thereof, in any way permitted by law. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Foundation may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Foundation in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the 1933 Act, in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the NYSE, trading under the symbol "AJG". The following table sets forth information as to the price range of the Company's Common Stock for the period January 1, 1997 through December 31, 1998 and the dividends declared per share for such period. The table reflects the range of high and low sales prices per share as reported on the Consolidated Transaction Reporting System for securities listed on the NYSE.

                                                                       Dividends
                                                                       Declared
Quarterly Periods                                     High      Low    Per Share
-----------------                                   --------- -------- ---------
1998
----
  First............................................ $46 1/8   $33 9/16   $.35
  Second...........................................  46 9/16   41 7/8     .35
  Third............................................  45 25/32  36 5/8     .35
  Fourth...........................................  46 3/4    34 7/8     .35
1997
----
  First............................................ $33 1/2   $29 3/4    $.31
  Second...........................................  37 3/4    30 3/8     .31
  Third............................................  37 5/8    34 1/4     .31
  Fourth...........................................  38 1/4    34 3/8     .31

  See the Cover Page of this Prospectus for a recent market price of the Company's Common Stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for each of the five years in the period ended December 31, 1998 have been derived from the consolidated financial statements of the Company. Such data should be read in conjunction with the Company's audited consolidated financial statements included elsewhere herein.

                                              Years Ended December 31,
                                    --------------------------------------------
                                      1998     1997     1996     1995     1994
                                    -------- -------- -------- -------- --------
                                      (In thousands, except per share amounts)
Consolidated Statement of Earnings
 Data:
  Commissions.....................  $313,131 $285,189 $276,736 $270,437 $251,344
  Fees............................   209,017  182,147  172,965  163,137  144,516
  Investment income and other.....    18,507   24,169   24,052   20,520   14,136
  Non-recurring gains.............        --    8,993       --    2,035       --
                                    -------- -------- -------- -------- --------
  Total revenues..................   540,655  500,498  473,753  456,129  409,996
  Total expenses..................   456,126  417,876  406,751  387,191  350,454
                                    -------- -------- -------- -------- --------
  Earnings before income taxes....    84,529   82,622   67,002   68,938   59,542
  Net earnings....................    56,501   54,900   44,227   43,011   37,712
  Net earnings per common share...      3.25     3.28     2.64     2.56     2.24
  Net earnings per common and
   common equivalent share........      3.10     3.17     2.54     2.43     2.14
  Dividends declared per common
   share..........................      1.40     1.24     1.16     1.00      .88
Consolidated Balance Sheet Data:
  Total assets....................  $746,010 $652,080 $602,067 $577,067 $525,288
  Long-term debt less current
   portion........................        --       --    1,130    2,260    3,390
  Total stockholders' equity......   202,468  165,580  134,566  125,884  105,344

  The financial information for all periods prior to 1998 has been restated for four 1998 acquisitions accounted for using the pooling of interests method.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  Quarterly operating results for the years ended December 31, 1998 and 1997 were as follows (in thousands, except per share data):

                                              1ST      2ND      3RD      4TH
1998                                        -------- -------- -------- --------
Total revenues............................. $123,702 $124,417 $143,538 $148,998
Earnings before income taxes...............   17,215   14,788   29,132   23,394
Net earnings...............................   11,494    9,892   19,859   15,256
Net earnings per common share..............      .68      .57     1.13      .87
Net earnings per common and common
 equivalent share..........................      .65      .54     1.08      .83
1997
Total revenues............................. $114,594 $119,695 $133,518 $132,691
Earnings before income taxes...............   14,457   19,840   28,587   19,738
Net earnings...............................    9,631   13,185   18,958   13,126
Net earnings per common share..............      .57      .79     1.13      .78
Net earnings per common and common
 equivalent share..........................      .56      .77     1.09      .75

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

  Fluctuations in premiums charged by insurance companies have a material effect on the insurance brokerage industry. Commission revenues are based on a percentage of the premiums paid by insureds and generally follow premium levels. For more than a decade, lower premium rates have prevailed among property/casualty insurance carriers resulting in heavy competition for market share. This "soft market" (i.e., lower premium rates) has generally resulted in flat or reduced renewal commissions.

  In recent years insured losses have reached into the billions of dollars. Substantial mergers, both domestically and internationally, have resulted in fewer insurance companies. Increased underwriting losses and reduced competition tend to raise premium rates. In spite of these forces, there have been mitigating factors including a favorable equity market, increased underwriting capital (more supply of insurance product) and economies of scale after consolidations, all of which tend to lower premium rates. The net result is that property/casualty premium rates have remained low. Management believes these conditions in the insurance marketplace will continue and overall premium pricing will remain under pressure and not improve in 1999.

  Historically, increased property replacement costs due to inflation and increasingly large litigation awards have caused some clients to seek higher levels of insurance coverage. These factors generally have the effect of generating higher premiums to clients and higher commissions to the Company. In recent years, lower rates of inflation along with increased underwriting capital have resulted in a highly competitive insurance marketplace and flat to lower premiums. In general, the downward trend in premium rates has had a greater effect on the Company's revenues than inflation.

  Although the property/casualty insurance pricing environment has resulted in some "risk" buyers returning to first-dollar coverage, management believes the overall trend will continue to move toward the alternative insurance market, which would tend to have a favorable effect on our Risk Management Services segment. The Company anticipates that new sales in the areas of risk management, claims management, insurance captive and self-insurance services will continue to be a major factor in the Company's fee revenue growth during 1999.

  The Company continues to look to the future and to explore not only the core segments of Insurance Brokerage and Risk Management Services, but also expansion within the alternative insurance markets and financial and related investment services. Management believes these areas continue to hold opportunities for diversification and profitable growth.

Results of Operations--Consolidated

  The Company's results of operations for periods prior to 1998 have been restated for four acquisitions as if they had operated as part of the Company prior to their joining the Company. The Company continues to search for merger partners which complement existing operations, provide entry into new markets, add new products and enhance local sales and service capabilities. For the effect of these restatements, in the aggregate, on year-to-year comparisons, see Note 2 to the Consolidated Financial Statements.

  Commission revenues increased by $27.9 million or 10% in 1998. This increase is the result of new business production of $54.1 million, significantly offset by lost business of $35.2 million, with the balance coming from net increases on renewals and contingent commissions. Commission revenues increased by $8.5 million or 3% in 1997. This increase is the result of new business production partially offset by lost business.

  Fee revenues increased by $26.9 million or 15% in 1998. This increase, generated primarily from the Risk Management Services segment, resulted from strong new business production of $39.0 million and favorable retention rates on existing business. Fee revenues increased by $9.2 million or 5% in 1997. This increase, also generated primarily from Risk Management Services, resulted from new business production partially offset by lost business.

  Investment income and other decreased by $5.7 million or 23% in 1998. This decrease is due primarily to lower returns on funds invested with outside fund managers which were adversely affected by volatility in global equity markets during 1998. In addition, the Company liquidated a portion of its investment portfolio, thereby reducing the aggregate value of these portfolios by $24.0 million during 1998. Investment income and other was virtually unchanged in 1997 from the same period in 1996.

  In 1997, the Company recognized non-recurring pretax gains of $7.2 million on the sale of underperforming or geographically undesirable operations and $1.8 million on a real estate transaction. There were no material non-recurring pretax gains recorded in either 1998 or 1996.

  Salaries and employee benefits increased by $27.1 million or 11% in 1998 due primarily to an 8% increase in employee head count, salary increases, the annualized effect of prior year new hires along with a corresponding increase in employee benefit expenses, and a $4.8 million non-recurring gain recognized in 1997 from the settlement of a defined benefit pension plan at one of the Company's United Kingdom subsidiaries. Salaries and employee benefits increased by $4.8 million or 2% in 1997 due to salary increases and the annualized effect of prior year new hires substantially offset by a 3% reduction in employee head count in 1997, the non-recurring pension gain mentioned above and a wage freeze for certain management employees in 1997.

  Other operating expenses increased by $11.2 million or 7% in 1998. This increase is due primarily to increases associated with travel, entertainment and temporary personnel costs for new business, technology upgrades, office consolidation expenses and commissions paid to sub-brokers. Other operating expenses increased by $6.4 million or 4% in 1997. This increase is due primarily to higher business insurance costs, additional rent and utility expenses resulting from leasing new office space, expanding and upgrading existing office facilities and the costs associated with closing certain underperforming operations.

  The Company's effective income tax rates of 33.2%, 33.6% and 34.0% in 1998, 1997 and 1996, respectively, are less than the statutory federal income tax rate of 35% due primarily to the effect of tax benefits generated by certain investments which are substantially offset by state and foreign taxes. See Note 12 to the Consolidated Financial Statements.

  The Company's foreign operations recorded earnings before income taxes of $5.4 million, $6.6 million and $5.2 million in 1998, 1997 and 1996, respectively. The decrease in 1998 is due to the non-recurring gains recognized in 1997 associated with the pension and real estate transactions mentioned above, substantially offset by growth in operating results generated by new business. The 1997 increase is due to the non-recurring gains associated with the pension and real estate transactions mentioned above. See Notes 12 and 14 to the Consolidated Financial Statements.

  The Company's revenues vary from quarter to quarter generally as a result of the timing of policy inception dates which traditionally are heaviest in the third quarter. Expenses, on the other hand, are fairly uniform throughout the year. See Note 13 to the Consolidated Financial Statements.

Results of Operations--Segment Information

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments and related disclosures. The following discussion describes and compares the results of operations and geographic data between 1998, 1997 and 1996 with respect to the way the Company views its operating segments.

  Insurance Brokerage Services includes the Company's retail, reinsurance and wholesale brokerage operations. Total revenues in 1998 were $362.5 million, a 9% increase over 1997. This increase is due primarily to new business production and the positive effect of acquisitions, significantly offset by lost business. U.S. revenues of $330.2 million were up 9% over 1997. Revenues in 1998 from foreign operations, principally in the United Kingdom were up 8% or $2.3 million over 1997 due mainly to new business partially offset by lost business. Earnings before income taxes in 1998 increased 19% over 1997 as a result of increased revenues. Total revenues in 1997 were $333.8 million, an increase of 4% over 1996. This increase again is due to new business production partially offset by lost business. U.S. revenues of $303.8 million were up 4% over 1996. Revenues in 1997 from foreign operations, primarily in the United Kingdom, were virtually flat with 1996. Earnings before income taxes of $57.4 million in 1997 increased 9% over 1996 due mainly to increased revenues.

  Risk Management Services includes the Company's third party claims administration operations which are principally engaged in providing claims management services for the Company's clients. Total revenues in 1998 were $168.8 million or 18% over 1997 due to strong new business production and favorable retention rates on existing business. U.S. revenues of $156.8 million in 1998 were up 15% over 1997 due primarily to new business. In 1998, foreign revenues of $12.0 million, principally from the United Kingdom and Australia, increased 107% over 1997 due mainly to new business and significant revenues from Australian operations for claim work performed as a result of a pervasive and extended power outage in New Zealand. Earnings before income taxes in 1998 increased 50% over 1997 due primarily to large revenue increases. Total revenues in 1997 were $142.7 million or 3% over 1996 due to new business production partially offset by lost business. In 1997, U.S. revenues increased 1% over 1996 due primarily to new business partially offset by lost business. Earnings before income taxes in 1997 decreased 18% from 1996 due primarily to lost business partially offset by new business.

  Financial Services is responsible for investments and certain non-recurring events. The Company's comprehensive investment portfolio includes investment strategies held as trading, marketable securities held as available for sale, tax advantaged investments, investments on the equity method of accounting, real estate partnerships and notes receivable from investees. Revenues in 1998 were $9.3 million or $14.7 million less than revenues in 1997 and earnings before income taxes decreased $16.9 million or 76% from 1997. These decreases relate to $9.0 million and $13.8 million of non-recurring gains in revenues and earnings before taxes, respectively, recognized in 1997 and less favorable returns on funds invested with outside fund managers due to equity market conditions in 1998. Revenues in 1997 increased 80% over 1996 and earnings before income taxes in 1997 increased 166% over 1996 due primarily to the non-recurring gains mentioned above and favorable returns on funds invested with outside fund managers. Financial Services' revenues are generated principally in the U.S.

  Corporate consists of unallocated administrative costs and the provision for income taxes which is not allocated to the Company's operating entities. Revenues are not recorded in this segment and all costs are generated in the U.S. See Note 14 to the Consolidated Financial Statements.

Financial Condition and Liquidity

  The insurance brokerage industry is not capital intensive. The Company has historically been profitable, and cash flows from operations and short-term borrowings under various credit agreements have been sufficient to fund operating, investment and capital expenditure needs of the Company. Cash generated from operating activities was $56.4 million, $67.0 million and $45.6 million in 1998, 1997 and 1996, respectively. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows from operations vary substantially from year to year. Funds restricted as to the Company's use, primarily premiums held as fiduciary funds, have not been included in determining the Company's overall liquidity.

  The Company maintains a $20.0 million unsecured revolving credit agreement (the "Credit Agreement") requiring repayment of any loans under the agreement no later than June 30, 2001. During 1998, the Company borrowed and repaid $15.0 million of short-term borrowings under the

Credit Agreement. These borrowings were primarily used on a short-term basis to finance a portion of the Company's expanded investment activity. As of December 31, 1998, there were no borrowings outstanding under this agreement. During 1997, the Company made no borrowings under this agreement. The Credit Agreement requires the maintenance of certain financial covenants. The Company is currently in compliance with these covenants. The Company also had two term loan agreements. In 1998, the Company retired the remaining loan balances on these term loan agreements.

  The Company also has line of credit facilities of $27.5 million which expire on April 30, 1999. Periodically, the Company will make short-term borrowings under these credit facilities to meet short-term cash flow needs. During 1998 and 1997, the Company borrowed $60.0 million and $30.9 million and repaid $60.0 million and $25.9 million of short-term borrowings, respectively, under these facilities. As of December 31, 1998 and 1997, $15.0 million was outstanding under these facilities. These borrowings were primarily used on a short-term basis to finance a portion of the Company's expanded investment activity.

  At December 31, 1997, the Company had commitments to invest $26.0 million in several of its equity and tax advantaged investments. In addition, the Company had contingently committed to invest an additional $3.0 million in 1998 related to a line of credit arrangement with one of its equity investments. As of December 31, 1998, approximately $29.0 million had been invested under these arrangements, which were funded primarily from the $24.0 million of proceeds from the sales and maturities of trading and marketable securities investments. At December 31, 1998, the Company has committed to invest an additional $7.5 million related to two letter of credit arrangements with one of its equity investments and to unconditionally guarantee $30.0 million of debt that will be incurred by another of its equity investments. In addition, the Company has guaranteed an aggregate $8.7 million of funds through letters of credit or other arrangements related to several investments and insurance programs of the Company.

  The Company paid $23.2 million in cash dividends on its common stock in 1998. The Company's dividend policy is determined by the Board of Directors and payments are fixed after considering the Company's available cash from earnings and its known or anticipated cash needs. In each quarter of 1998, the Company's Board of Directors declared a dividend of $.35 per share which was $.04 or 13% greater than each quarterly dividend in 1997. In January 1999, the Company announced a first quarter dividend of $.40 per share, a 14% increase over the first quarter dividend in 1998.

  Net capital expenditures were $14.0 million, $11.4 million and $10.4 million in 1998, 1997 and 1996, respectively. In 1999, the Company expects to make expenditures for capital improvements of approximately $14.5 million. Capital expenditures by the Company are related primarily to office moves and expansions and updating computer systems and equipment.

  In 1988, the Company adopted a plan which has been extended through June 30, 1999 to repurchase its common stock. Under the plan, the Company repurchased 215,000 shares at a cost of $8.7 million, 522,000 shares at a cost of $17.1 million and 645,000 shares at a cost of $21.3 million in 1998, 1997 and 1996, respectively. The repurchased shares are held for reissuance in connection with exercises of options under the Company's stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 535,000 additional shares through June 30, 1999. The Company is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

  Effective with changes in the United States federal income tax laws in 1997, the Company no longer provides for U.S. income taxes on the undistributed earnings of its foreign subsidiaries which are considered permanently invested outside the United States. At December 31, 1998, the Company had $21.8 million of undistributed earnings from its foreign subsidiaries which is a decrease of $5.4 million from the undistributed earnings at December 31, 1997. This decrease is due primarily to $7.7 million of aggregate dividend payments received by the Company from two of its foreign subsidiaries partially offset by the 1998 net earnings of its foreign subsidiaries. These dividend payments are subject to United States federal income tax which have been provided for by the Company. See Note 12 to the Consolidated Financial Statements. Although not considered available for domestic needs, the undistributed earnings generated by certain foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions.

Year 2000 Compliance

  Computer programs that have time sensitive software may recognize the date "00" as the Year 1900, rather than the Year 2000 which could result in system failures or miscalculations causing disruptions of operations. With respect to this issue, the Company has completed an assessment of its computer systems and software and has substantially completed the necessary modifications or replacements of its existing software so that its computer systems will function properly in the Year 2000 and beyond. Testing and live use have taken place and will continue into 1999. Any additional modifications found necessary will be made at that time. No contingency plans are deemed necessary.

  The Company has evaluated the impact on operations of the Year 2000 on non-information technology systems and has determined that any potential impact would not be material to the Company's operations.

  Generally, system modifications and replacements and the associated costs were contemplated with normal enhancements and improvements being made in conjunction with updating financial reporting and operating systems. To date, the cost of compliance has not been material and is not expected to be material in the future.

  The Company also has an ongoing program to review the status of Year 2000 compliance efforts of its business partners and vendors. While the Company believes it is taking the appropriate steps to assure the Company's Year 2000 compliance, it is also dependent on business partner, vendor and client compliance to some extent. Consequently, any Year 2000 compliance problems that may be experienced by the Company's business partners, vendors or clients could have a material adverse effect on the Company's future financial condition and future operating results. No assurance can be given that the Company's and these other entities' efforts will completely address the Year 2000 issue.

Market Risk Exposure

  The Company is exposed to various market risks, including changes in interest rates and foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. The Company does not enter into derivatives or other similar financial instruments for trading or speculative purposes. The following analysis presents the hypothetical loss in fair value of the financial instruments held by the Company at December 31, 1998 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analysis reflects the Company's view of changes that are reasonably possible over a one year period. This discussion of market risks related to the Company's consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from the Company's estimates. In the ordinary course of business, the Company also faces risks that are either nonfinancial or nonquantifiable, including credit risk and legal risk. These risks are not included in the following analysis.

  The Company has a comprehensive and diversified investment portfolio. The Company's invested assets are held as cash and cash equivalents, investment strategies held as trading and marketable securities held as available for sale. Accordingly, these assets are subject to various market risk exposures such as interest rate risk and equity price risk.

  The fair value of the Company's cash and cash equivalents investment portfolio at December 31, 1998 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio and the resulting fair value was not materially different from the December 31, 1998 carrying value.

  At December 31, 1998, the fair value of the Company's investment strategies portfolio was $57.4 million. From an investment management perspective, this portfolio, which is managed by several outside fund managers, consists of two different components: an equity portfolio of $7.3 million and an alternative investment strategies portfolio of $50.1 million. The equity portfolio is subject to equity price risk. This portfolio, which is not hedged, consists of common stocks and is primarily managed to produce realized gains for the Company. The estimated potential loss in fair value of this equity component at December 31, 1998 resulting from a hypothetical decrease in prices quoted by stock exchanges of 10% would be approximately $730,000. The Company's alternative investment strategies portfolio is also subject to equity pricing risk. However, these investments are actively managed in order to minimize the Company's exposure to equity pricing risk. The objective of this portfolio is to maximize the overall return to the Company, while minimizing the downward price risk in order to preserve the investment's underlying principal balance. The outside fund managers for these alternative investment strategies hedge their strategies by "selling short" common equity securities in order to mitigate the effects of changes in equity prices thereby making any such fluctuations immaterial. Accordingly, hypothetical changes in equity prices would not cause the resulting fair value to be materially different from the December 31, 1998 carrying value for this portfolio.

  At December 31, 1998, the fair value of the Company's marketable securities portfolio was $20.1 million, which was $1.3 million less than its aggregate amortized cost. The overall objective of this portfolio is to provide the Company with a stable after tax yield. This portfolio, which is not hedged, primarily consists of dividend yielding preferred stocks. Accordingly, this portfolio is more sensitive to interest rate risk than it is to equity pricing risk. The estimated potential loss in fair value resulting from a hypothetical one percentage point increase in short-term interest rates at December 31, 1998 would be approximately $2.1 million.

  At December 31, 1998, the fair value of the Company's borrowings under the line of credit facilities approximated the carrying value due to their short-term duration and variable interest rates. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical one percentage point decrease in the Company's weighted average short-term borrowing rate at December 31, 1998 and the resulting fair value was not materially different from the year end carrying value.

  The Company is subject to foreign currency exchange rate risk primarily due to the fact that its United Kingdom based subsidiaries incur expenses denominated in British pounds while receiving their revenues in U.S. dollars. The Company does not hedge this foreign currency exchange rate risk. The foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 1998 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $2.0 million. The Company is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management's opinion that this foreign currency exchange risk is not material to the Company's consolidated operating results or financial position. The Company manages the balance sheets of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets thereby maintaining a "balanced book" which minimizes the effects of currency fluctuations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995

  This prospectus contains forward-looking statements. Forward-looking statements made by or on behalf of the Company are subject to risks and uncertainties, including but not limited to the following: the Company's commission revenues are highly dependent on premiums charged by insurers, which are subject to fluctuation; the property/casualty insurance industry continues to experience a prolonged soft market (low premium rates) thereby reducing commissions; lower interest rates will reduce the Company's income earned on invested funds; the insurance brokerage and service businesses are extremely competitive with three competitors being substantially larger than the Company; the alternative insurance market continues to grow which could unfavorably impact commission and favorably impact fee revenue; the Company's revenues vary significantly from period to period as a result of the timing of policy inception dates and the net effect of new and lost business production; the general level of economic activity can have a substantial impact on the Company's renewal business; the Company's operating results and financial position may be adversely impacted by exposure to various market risks such as interest rate, equity pricing and foreign exchange rates; and the Company's Year 2000 compliance efforts depend upon compliance efforts of the Company's business partners, vendors and clients. The Company's ability to grow has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the Company. Accordingly, actual results may differ materially from those set forth in the forward-looking statements. Attention is also directed to other risk factors set forth in documents filed by the Company with the Securities and Exchange Commission.

                            BUSINESS OF THE COMPANY

  The Company has identified three operating segments in addition to its corporate operations. Insurance Brokerage Services encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to the clients' funding of risk. This segment also provides consulting, for fee compensation, related to clients' risk financing programs. Risk Management Services includes the Company's third party administration, loss control and risk management consulting, workers' compensation investigations and insurance property appraisal operations. Third party administration is principally claims management services for the Company's clients. Financial Services includes the Company's investment operations and certain non-recurring events. Corporate consists primarily of unallocated administrative costs and the provision for income taxes which is not allocated to the Company's operating segments.

INSURANCE BROKERAGE SERVICES

  The Company places insurance for and services commercial, industrial, institutional, governmental, religious and personal accounts throughout the United States and abroad. The Company acts as an agent in soliciting, negotiating and effecting contracts of insurance through insurance companies worldwide, and also as a broker in procuring contracts of insurance on behalf of insureds. Specific coverages include all forms of property and casualty, marine, employee benefits, pension and life insurance products.

  The Company places surplus lines coverages, which are coverages not available from insurance companies licensed by the states in which the risks are located, for various specialized risks. The Company also places reinsurance coverages for its clients.

  The Company's Gallagher Benefit Services ("GBS") division specializes in the management of employee benefit programs through fully insured and self-insured programs. GBS provides services in connection with the design, financing, implementation, administration and communication of compensation and employee benefit programs (including pension and profit-sharing plans, group life, health, accident and disability insurance programs and tax deferral plans), and provides other professional services in connection therewith. The services provided by GBS are supported by an on-line data processing system provided by an outside vendor.

RISK MANAGEMENT SERVICES

  Through its wholly-owned subsidiary, Gallagher Bassett Services, Inc. ("Gallagher Bassett"), the Company provides a variety of professional consulting services to assist clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of risk management policies and cost-effective loss control and prevention programs. A full range of risk management services is offered including claims management, risk control consulting services, information management, property appraisals and insurance related investigative services on a totally integrated or select, stand-alone basis. Gallagher Bassett provides these services for the Company's clients through a network of over 100 offices throughout the United States, Canada, England, Scotland, Australia and Papua New Guinea.

  The Company believes that its risk management services are an important factor in securing new brokerage business and retaining brokerage clients. The Company also markets these services directly to the client on an unbundled basis independent of brokerage services in order to capitalize on the interest in self-insurance created by market conditions. These services include consulting on a wide range of risk management needs such as toxic waste disposal, handling of dangerous cargo, workers' compensation, medical cost containment, substance abuse, employment-related background investigations, loss prevention, property appraisals and liability reserve reviews.

  In connection with its risk management services, the Company provides self-insurance programs for large institutions, risk sharing pools and associations, and large commercial and industrial customers. Self-insurance, as administered by the Company, is a program in which the client assumes a manageable portion of its insurance risks, usually (although not always) placing the less predictable and larger loss exposures with an excess carrier. The Company's offices are staffed to provide services relating to claims, property appraisals, loss control consulting and computerized record keeping in administering the clients' programs.

FINANCIAL SERVICES

  Financial Services is responsible for all of the Company's investment operations and certain non-recurring events. The Company's comprehensive and diversified investment portfolio includes investment strategies, marketable securities, tax advantaged investments, equity investments, real estate partnerships and notes receivable from investees. Tax advantaged investments represent amounts invested by the Company in limited partnerships that operate qualified affordable housing or alternative energy projects. The Company receives tax benefits in the form of tax deductions for operating losses and tax credits from these investments. Investments in real estate partnerships primarily represent an investment in a limited partnership that owns 10,000 acres of land to be developed near Orlando, Florida. Notes receivable from investees represent secured loans made by the Company to several of its equity and limited partnership investments. Financial Services is primarily responsible for the management of the Company's own investments but is expanding these investment management services in conjunction with the insurance products the Company markets to its clients. These investments and the associated returns are for the benefit of the Company.

INTERNATIONAL OPERATIONS

  The Company's international operations are principally comprised of a Lloyd's broker and a risk management services company in London, a risk management services company in Australia and Papua New Guinea, and an insurance brokerage operation and a rent-a-captive facility in Bermuda.

  Arthur J. Gallagher (UK) Limited, a wholly-owned Lloyd's brokerage subsidiary of the Company based in London, provides brokerage and other services to clientele primarily located outside of the United Kingdom ("U.K."). The principal activity of Arthur J. Gallagher (UK) Limited is to negotiate and place insurance and reinsurance with Lloyd's underwriters and insurance companies worldwide. Its brokerage services encompass four major categories: aviation, marine, reinsurance (treaty and facultative) and property and casualty (risks predominantly located in North America).

  Although Arthur J. Gallagher (UK) Limited is located in London, the thrust of its business development has been with non-U.K. brokers, agents and insurers rather than domestic U.K. retail business. Its clients are primarily insurance and reinsurance companies, underwriters at Lloyd's, the Company and its non-U.K. subsidiaries, other independent agents and brokers and major business corporations requiring direct insurance and reinsurance placement.

  Wyatt Gallagher Bassett Pty Ltd ("Wyatt GB") is a 50% owned subsidiary of Gallagher Bassett that is headquartered in Brisbane, Australia with facilities located throughout Australia and Papua New Guinea. Wyatt GB is principally engaged in providing claims adjusting and risk management services.

  Arthur J. Gallagher & Co. (Bermuda) Limited provides clients with direct access to the risk-taking capacity of Bermuda-based insurers for both direct and reinsurance placements. It also acts as a wholesaler to the Company's marketing efforts by accessing foreign insurance and reinsurance companies in the placing of U.S. and foreign risks. In addition, it provides services relating to the formation and management of offshore captive insurance companies.

  The Company has helped to develop Artex Insurance Company Ltd., a partially-owned, Bermuda-based insurance company that operates a "rent-a-captive" facility. Rent-a-captives enable clients to receive the benefits of owning a captive insurance company without the disadvantages of ownership. Captive insurance companies are created to insure risk and capture underwriting profit and investment income, which is then returned to the insured.

  Gallagher Bassett International Ltd. (UK) ("GBI"), a subsidiary of Gallagher Bassett, provides risk management services for foreign operations, as well as U.S. operations that are foreign-controlled. Headquartered in London with offices throughout England and Scotland, GBI works with insurance companies, reinsurance companies, overseas brokers, and risk managers of overseas organizations. Services are offered on an unbundled basis wherever applicable and include consulting, claims management, information management, loss control and property valuations.

  The Company also has facilities in Canada that are not material to the Company's consolidated operations. Additional information relating to the Company's foreign operations is contained in Notes 12 and 14 to the Consolidated Financial Statements.

MARKETS AND MARKETING

  A substantial portion of the commission and fee business of the Company is derived from institutions, not-for-profit organizations, municipal and other governmental entities and associations. In addition, the Company's clients include large United States and multinational corporations engaged in a broad range of commercial and industrial businesses. The Company also places insurance for individuals. The Company services its clients through its network of approximately 200 offices in the United States and six countries abroad. No material part of the Company's business is dependent upon a single customer or on a few customers, the loss of any one or more of which would have a materially adverse effect on the Company. In 1998, the largest single customer represented approximately 1% of total revenues.

  The Company believes that its ability to deliver comprehensively structured risk management and brokerage services, including the placement of reinsurance, is one of its major strengths. The Company also believes that its risk management business enhances and attracts other brokerage business due to the nature and strength of business relationships which it forms with clients when providing a variety of risk management services on an on-going basis.

  The Company requires its employees serving in a sales or marketing capacity, including certain executive officers of the Company, to enter into agreements with the Company restricting disclosure of confidential information and solicitation of clients and prospects of the Company upon their termination of employment. The confidentiality and non-solicitation provisions of such agreements terminate in the event of a hostile change in control of the Company, as defined therein.

COMPETITION

  The Company believes it is the fourth largest insurance broker worldwide in terms of total revenues. The insurance brokerage and service business is highly competitive and there are many insurance brokerage and service organizations as well as individuals throughout the world who actively compete with the Company in every area of its business. Three competing firms are significantly larger and have many times the commission and/or fee revenues of the Company. There are firms in a particular region or locality which are as large or larger than the particular local office of the Company. The Company believes that the primary factors determining its competitive position with other organizations in its industry are the overall cost and the quality of services rendered.

  The Company is also in competition with certain insurance companies which write insurance directly for their customers. Government benefits relating to health, disability, and retirement are also alternatives to private insurance and hence indirectly compete with the business of the Company. To date, such direct writing and government benefits have had, in the opinion of the Company, relatively little effect on its business and operations, but the Company can make no prediction as to their effect in the future.

REGULATION

  In every state and foreign jurisdiction in which the Company does business, the Company or an employee is required to be licensed or receive regulatory approval in order for the Company to conduct business. In addition to licensing requirements applicable to the Company, most jurisdictions require that individuals who engage in brokerage and certain insurance service activities be personally licensed.

  The Company's operations depend on its continued good standing under the licenses and approvals pursuant to which it operates. Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals.

COMMISSIONS AND FEES

  The two major sources of operating revenues are commissions from brokerage and risk management operations and service fees from risk management operations. Information with respect to these two major sources as well as investment income and other revenue, including non-recurring gains, are as follows (in thousands):

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                         1998          1997*          1996*
                                    -------------- -------------- --------------
                                             % OF           % OF           % OF
                                     AMOUNT  TOTAL  AMOUNT  TOTAL  AMOUNT  TOTAL
                                    -------- ----- -------- ----- -------- -----
Commissions........................ $313,131   58  $285,189   57  $276,736   58
Fees...............................  209,017   39   182,147   36   172,965   37
Investment income and other........   18,507    3    24,169    5    24,052    5
Non-recurring gains................      --   --      8,993    2       --   --
                                    -------- ---   -------- ---   -------- ---
                                    $540,655  100  $500,498  100  $473,753  100
                                    ======== ===   ======== ===   ======== ===

--------
  *Restated for poolings of interests

  The primary source of the Company's compensation for its brokerage services is commissions paid by insurance companies which are usually based on a percentage of the premium paid by the insured. Commission rates are dependent on a number of factors including the type of insurance, the particular insurance company and the capacity in which the Company acts. In some cases the Company is compensated for brokerage or advisory services directly by a fee from a client, particularly when insurers do not pay commissions. The Company may also receive contingent commissions which are generally based on the profit the insurance company makes on the overall volume of business placed by the Company in a given period of time. Occasionally, the Company shares commissions with other brokers who have participated with the Company in placing insurance or servicing insureds.

  The Company's compensation for risk management services is in the form of fees and commissions. The Company typically negotiates fees in advance with its risk management clients on an annual basis based on the estimated value of the services to be performed. In some cases the Company receives a fee for acting in the capacity of advisor and administrator with respect to employee benefit programs and receives commissions in connection with the placement of insurance under such programs.

  The Company's revenues vary significantly from quarter to quarter as a result of the timing of policy inception dates which traditionally are heaviest in the third quarter, whereas expenses are fairly uniform throughout the year. See Note 13 to the Consolidated Financial Statements for unaudited quarterly operating results for 1998 and 1997.

  See Note 14 to the Consolidated Financial Statements for revenue information by operating segment for 1998, 1997 and 1996.

Acquisitions--Past

  From January 1, 1994 through December 31, 1998, the Company acquired forty-two insurance service businesses and disposed of seven insurance service businesses. See Note 2 to the Consolidated Financial Statements for further information concerning acquisitions in 1998 and 1997.

  On November 30, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of R&R/Select Inc., and its subsidiary, Harbor Excess & Surplus, Inc., Oklahoma and Arkansas corporations, respectively, engaged in the wholesale insurance brokerage business in exchange for 109,371 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On November 30, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Robinson, Julienne & Bailey, Inc., a Mississippi corporation engaged in the insurance brokerage and benefits consulting business in exchange for 91,826 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Four principals entered into three year employment agreements with the Company.

  On November 30, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Man-Morris Insurors, Inc., a Missouri corporation engaged in the insurance brokerage and services business in exchange for 52,407 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On November 30, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Insurance Workshop, Inc., a Florida corporation engaged in the insurance brokerage and services business in exchange for 17,090 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On November 10, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Nelson, Gordon & James Insurance Services, Inc., a California corporation engaged in the wholesale insurance brokerage and services business in exchange for 38,108 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On October 15, 1998, wholly-owned subsidiaries of the Company acquired substantially all of the assets of Gow & Hanna, Inc. of Upstate New York and Gow & Hanna, Inc. of Connecticut, New York and Connecticut corporations, respectively, engaged in the insurance brokerage services business in exchange for an initial cash payment of $1,500,000 and a contingent note payable of $1,300,000. This acquisition was accounted for as a purchase. Two principals entered into three year employment agreements with the Company.

  On September 30, 1998 a wholly-owned subsidiary of the Company acquired substantially all of the assets of Caesar Lesniak, Inc., an Illinois corporation engaged in the insurance brokerage business in exchange for 6,120 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a one year employment agreement with the Company.

  On August 31, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Flynn Associates Insurance Marketing, Incorporated, a California corporation engaged in the wholesale life insurance brokerage business in exchange for 131,000 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On August 1, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Surety Insurance Services Co., a California corporation engaged in the insurance brokerage business for an initial cash payment of $350,000. This acquisition was accounted for as a purchase. The principal entered into a one year employment agreement with the Company.

  On May 29, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of McElveen Insurance Agency, Inc., a Louisiana corporation engaged in the insurance brokerage and services business in exchange for 108,050 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements and three principals entered into two year employment agreements with the Company.

  On March 26, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Pickard, Tate & Allen, Inc., an Oklahoma corporation engaged in the insurance brokerage business for an initial cash payment of $70,000 and a contingent note payable of $300,000. This acquisition was accounted for as a purchase. Two principals and one key employee entered into three year employment agreements with the Company.

  On February 28, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of EBC, Inc., d/b/a Employee Benefits of the Carolinas, a North Carolina corporation engaged in the benefits insurance business in exchange for 51,350 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On February 28, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Martin Gordon & Jones, Inc., a Mississippi corporation engaged in the insurance brokerage and services business in exchange for 44,750 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals and two key employees entered into three year and two year employment agreements, respectively, with the Company.

  On February 28, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Gardner Marine Agency, Inc., a Missouri corporation engaged in the marine insurance brokerage business in exchange for 17,800 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On February 27, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Paul Burston Corporation, an Illinois corporation engaged in the insurance brokerage business in exchange for 8,481 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a one year employment agreement with the Company.

  On January 2, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Robert P. Powers Agency, Inc., an Illinois corporation engaged in the insurance brokerage business in exchange for 3,450 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests.

  On May 31, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Trinder & Norwood, Inc., a New York corporation engaged in the insurance brokerage and services business in exchange for 57,600 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Three principals entered into two year employment agreements with the Company.

  On April 2, 1997, a wholly-owned subsidiary of the Company acquired 50% of the assets of Wyatt Group Pty Ltd, an Australian company engaged in loss adjusting and loss prevention services in exchange for the Company's 75% ownership interest in Gallagher Bassett Australia Pty Ltd and an initial cash payment of Australian $620,000. This acquisition was accounted for as a purchase. Two principals entered into four year employment agreements with a subsidiary of the Company.

  On January 2, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Arnold & Company, Inc., a Michigan corporation engaged in retirement planning and actuarial services in exchange for 41,080 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On January 1, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Byerly & Company, Inc., a Colorado corporation engaged in the group benefits consulting business in exchange for 164,370 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

  On November 29, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of R.W. Stephens & Company Inc., a California corporation engaged in the pension consulting business in exchange for 33,600 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company and four key employees entered into two year employment agreements with the Company.

  On August 31, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Morgan, Read & Coleman (Holdings) Limited, and Morgan Insurance Services Limited, U.K. companies engaged in the insurance brokerage and administrative services businesses, respectively, in exchange for 436,000 shares of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Ten principals entered into two year employment agreements with a subsidiary of the Company.

  On August 30, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Beymer & Bond Investigations, Inc., a Florida company engaged in the investigative services business, in exchange for 78,510 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On August 12, 1996, a wholly-owned subsidiary of the Company acquired 75% of the assets of National Risk Control Services Pty Ltd, an Australian company engaged in the loss prevention services business, in exchange for Australian $450,000. This acquisition was accounted for as a purchase. Two principals entered into two year employment agreements with a subsidiary of the Company and one principal and four key employees entered into one year employment agreements with this subsidiary.

  On July 1, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Lamberson Koster & Company, a California corporation engaged in the risk management and insurance brokerage business in exchange for 391,163 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. One principal entered into a two year employment agreement with the Company and six principals and one key employee entered into three year employment agreements with the Company.

  On May 31, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of the Alliance Insurance Group, Inc., an Arizona corporation engaged in the insurance brokerage business in exchange for 63,640 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On February 29, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of the Levitt/Kristan Company, a California corporation engaged in the insurance brokerage business in exchange for 112,100 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On December 29, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Planning Corporation and Environmental Claims Management Incorporated, Virginia corporations engaged in the insurance brokerage and claim handling business, in exchange for 15,000 shares and 2,300 shares, respectively, of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Three principals entered into two year employment agreements with the Company.

  On November 30, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Schadow Agency, Inc., a Minnesota corporation engaged in the insurance brokerage business, in exchange for 61,800 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Mintz & Josephson Insurance Agency and Brokerage, Inc., a California corporation engaged in the insurance brokerage business, in exchange for 92,100 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On August 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of IMC Risk Management Group, Inc. and W. Lawrence Pfeiffer & Associates, Inc., Missouri corporations engaged in the insurance brokerage business, in exchange for 308,000 shares and 40,200 shares, respectively, of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Two principals entered into three year employment agreements with the Company.

  On May 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of BHK&R, Inc., a Minnesota corporation engaged in the insurance brokerage and service business, in exchange for 63,850 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On February 28, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Walter Bryce Insurance Agency, Inc., an Oklahoma corporation engaged in the insurance brokerage business, in exchange for 90,795 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On January 1, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of RMI Insurance Services, Inc., a California corporation engaged in the insurance brokerage business, in exchange for 48,765 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal and one key employee entered into two year employment agreements with the Company.

  On November 30, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Kaler, Carney, Liffler & Co., a Massachusetts corporation engaged in the insurance brokerage business, in exchange for 184,560 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of James S. Pipino Insurance Agency, Inc., an Ohio corporation engaged in the insurance brokerage business, in exchange for 31,400 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals and one key employee entered into two year employment agreements with the Company.

  On April 29, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Turtleoak Corporation, a South Carolina corporation engaged in the insurance brokerage business, in exchange for 100,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals and two key employees entered into three year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Steel Agency, a New Jersey corporation engaged in the insurance brokerage business, in exchange for 258,015 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Donald P. Pipino and Associates, Inc., an Ohio corporation engaged in the insurance brokerage business, in exchange for 245,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  As indicated in the foregoing, the Company attempts to retain the services of certain of the principals and key personnel connected with the acquired businesses in its acquisitions. The Company believes that the net effect of these acquisitions has been, and will be, to expand significantly the volume of general services rendered by the Company and the geographical areas in which the Company renders such services and not to change substantially the nature of the services performed by the Company.

ACQUISITIONS--CURRENT

  On February 28, 1999, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Goodman Insurance Agency, Inc., a California corporation engaged in the insurance brokerage and services business in exchange for 157,385 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On February 28, 1999, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Dodson-Bateman & Company, a Texas corporation engaged in the insurance brokerage and services business in exchange for 147,480 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals and one key employee entered into three year employment agreements with the Company.

  On February 28, 1999, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Associated Risk Managers of California, Insurance Producers, a California corporation engaged in the insurance brokerage and services business in exchange for 99,054 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. One principal entered into a three year employment agreement with the Company.

Acquisitions--Future

  The Company is considering and intends to consider from time to time acquisitions and divestitures on terms it deems advantageous. The Company has had preliminary discussions with a number of other candidates for possible future acquisitions and has executed a non-binding letter of intent with one candidate. No assurances can be given that any additional acquisitions or divestitures will be consummated, or if consummated, will be advantageous to the Company.

Employees

  As of December 31, 1998, the Company and its subsidiaries employed approximately 4,300 employees, none of whom is represented by a labor union. The Company continuously reviews benefits and other matters of interest to its employees. The Company considers its relations with its employees to be satisfactory.

Properties

  The Company's executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois, where the Company leases approximately 200,000 square feet of space. The lease commitment on the above mentioned property expires February 28, 2006. The Company operates virtually all of its branch and service offices in leased premises. Certain of these leases for office space have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years. See Note 11 to the Consolidated Financial Statements for information with respect to the Company's lease commitments at December 31, 1998.

Stock Repurchases

  In 1988, the Company adopted a plan, which has been extended through June 30, 1999, to repurchase its Common Stock. Under the plan, the Company repurchased 215,000 shares at a cost of $8.7 million, 522,000 shares at a cost of $17.1 million and 645,000 shares at a cost of $21.3 million in 1998, 1997 and 1996, respectively. The repurchased shares are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 535,000 additional shares through June 30, 1999. The Company is under no commitment or obligation to repurchase any particular amount of Common Stock and at its discretion may suspend the repurchase plan at any time.

Legal Proceedings

  The Company is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on the Company's consolidated financial position or results of operations.

                                  MANAGEMENT

Directors and Executive Officers

  The directors and executive officers of the Company are as follows:

                                                                           Term
                                          Position and Year             as Director
          Name            Age               First Elected                 Expires
          ----            ---             -----------------             -----------
Robert E. Gallagher(1)..   76 Director since 1950, Chief Executive         2001
                               Officer 1963-1994, Chairman since 1990
J. Patrick Gallagher,      47 Director since 1986, President since         2000
 Jr.(1).................       1990, Chief Executive Officer since
                               1995
James J. Braniff III....   59 Vice President since 1995                     --
T. Kimball Brooker......   59 Director since 1994                          2000
Michael J. Cloherty.....   51 Director since 1982, Executive Vice          1999
                               President since 1996, Vice President--
                               Finance 1981 to 1996
Peter J. Durkalski......   48 Director since March 18, 1999                2001
                               Vice President since 1990
James W. Durkin, Jr.....   49 Vice President since 1985                     --
Jack M. Greenberg.......   56 Director since 1985                          1999
Frank M. Heffernan, Jr..   68 Director since 1996, Vice President          2001
                               since 1987
Philip A. Marineau......   52 Director since 1991                          1999
Walter F. McClure.......   65 Director since 1981, Senior Vice             2001
                               President since 1993
David E. McGurn, Jr. ...   45 Vice President since 1993                     --
James R. Wimmer.........   70 Director since 1985                          2000

--------
(1) Robert E. Gallagher is an uncle of J. Patrick Gallagher, Jr.

  Each person has been principally employed by the Company in management capacities for more than the past five years except the following non-employee directors:

  T. Kimball Brooker has served as President of Barbara Oil Company (investments, and oil and gas exploration) since 1989. He has been a Director of Barbara Oil Company since 1967 and also serves as a Director of Zenith Electronics Corporation. Until 1988, he was Managing Director of Morgan Stanley & Co. Incorporated (investment bankers) as well as Vice Chairman and Governor of the Midwest Stock Exchange.

  Jack M. Greenberg is President and Chief Executive Officer since August 1998 of McDonald's Corporation. He was Chief Executive Officer from 1997 to August 1998 and Chairman from 1996 to August 1998 of McDonald's U.S.A., Vice Chairman from 1992 to August 1998; and Chief Financial Officer from 1982 to 1996 of McDonald's Corporation. He has been a Director of McDonald's Corporation since he joined that company in 1982 and is also a Director of Harcourt General, Inc. He is a member of the Chicago Bar Association, the American Institute of Certified Public Accountants and the Illinois CPA Society.

  Philip A. Marineau is President and Chief Executive Officer of Pepsi-Cola North America since December 1997. He was President and Chief Operating Officer of Dean Foods Co. from 1996 to 1997. He was President of The Quaker Oats Company from 1993 to 1995 and Chief Operating Officer from 1992 to 1995. He is a Director of Meredith Corporation.

  James R. Wimmer is a lawyer, of counsel with Lord, Bissell & Brook since retiring as Partner in 1992. He joined that firm in 1954 and was named a Partner in 1959. From 1991 through 1993, he was also Vice Chairman and General Counsel of Commonwealth Industries Corporation. He is a member of the American, Illinois and Chicago Bar Associations.

  Directors are divided into three classes and are elected for staggered three year terms. All executive officers are elected annually and serve at the pleasure of the Board of Directors.

  Except as described above, there are no other family relationships between any executive officer or director of the Company, and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  J. Patrick Gallagher, Jr., President and Chief Executive Officer and Robert
E. Gallagher, Chairman of the Company, respectively, serve on the Compensation Committee and abstain from discussion and voting on matters concerning their respective compensation. James R. Wimmer, a director of the Company, is of counsel to Lord, Bissell & Brook, a law firm which provides legal services to the Company.

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

  The following table presents information concerning compensation paid or set aside by the Company and its subsidiaries on an accrual basis to or for the benefit of the Chief Executive Officer and each of the other five most highly compensated executive officers of the Company in each of the Company's last three fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                      LONG TERM
                                         ANNUAL      COMPENSATION
                                      COMPENSATION      AWARDS
                                     --------------- ------------
                                                      SECURITIES   ALL OTHER
                                     SALARY   BONUS   UNDERLYING  COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR   ($)   ($)(1)  OPTIONS (#)     ($)(2)
---------------------------     ---- ------- ------- ------------ ------------
J. Patrick Gallagher, Jr. ..... 1998 500,000 250,000    10,000       5,000
 President and Chief Executive
  Officer                       1997 356,000 300,000        --       5,100
                                1996 356,000  25,000    10,000       4,200
Michael J. Cloherty............ 1998 475,000 250,000    10,000       6,100
 Executive Vice President and   1997 346,000 500,000        --       6,200
  Chief
  Financial Officer             1996 346,000  25,000    10,000       4,900
James J. Braniff III........... 1998 320,000 165,000    10,000       7,400
 Vice President                 1997 265,700 236,900        --       7,300
                                1996 265,700 151,700    10,000       7,300
Peter J. Durkalski............. 1998 290,000 115,000    10,000       4,500
 Vice President                 1997 261,500 104,600        --       4,500
                                1996 261,500  20,000    10,000       4,500
James W. Durkin, Jr............ 1998 290,000      --    10,000       4,500
 Vice President                 1997 270,000 108,000        --       4,500
                                1996 250,000  30,000    10,000       4,400
David E. McGurn, Jr............ 1998 275,000 125,000    10,000       3,900
 Vice President                 1997 250,000 100,000        --       3,900
                                1996 250,000  15,000    10,000       3,300

--------
(1) Represents bonuses related to services rendered in the fiscal year indicated above that were determined and paid in the subsequent fiscal year.
(2) Includes amounts contributed by the Company under the 401(k) match feature of the Company's Savings and Thrift Plan of $3,200 in 1998 and 1997 and $3,000 in 1996, and the equivalent annual value of insurance premiums paid by the Company for group term life insurance for the benefit of the named executive officer.

DIRECTORS' COMPENSATION

  Directors who are officers of the Company receive compensation in their capacities as such officers and receive no additional compensation for serving as directors.

  Non-employee directors, currently Messrs. Brooker, Greenberg, Marineau and Wimmer, are eligible to receive compensation consisting of nonqualified stock options. In addition, non-employee directors receive an annual retainer of $20,000 per year, or in lieu of the cash retainer, an option to purchase shares of the Company's Common Stock below market value, plus fees of $500 for attendance at each Board meeting or committee meeting on a date other than a Board meeting date. Non-employee directors are reimbursed for travel and accommodation expenses incurred in attending Board or committee meetings. Non-employee directors are not eligible for participation in any other compensation plans of the Company.

  In 1989, the Company's stockholders approved the adoption of the Company's 1989 Non-Employee Directors' Stock Option Plan (the "1989 Plan"), which was subsequently amended in 1990, 1993, 1994, 1996 and 1998. The 1989 Plan currently provides that non-employee directors are eligible to be granted nonqualified options to purchase a maximum of 200,000 shares of the Company's Common Stock. The Plan encompasses options granted to non-employee directors at the discretion of the Option Committee of the Company's Board of Directors ("Discretionary Options") and options granted to non-employee directors pursuant to an election made by a non-employee director to receive options in lieu of his annual retainer ("Retainer Options"). Shares issued upon exercise of options granted under the 1989 Plan may be repurchased shares held by the Company or as authorized but previously unissued shares.

  Under the 1989 Plan, a Discretionary Option shall be exercisable at such rate and price fixed by the Option Committee. Discretionary Options terminate if not exercised by the date set forth in the 1989 Plan or by such date established by the Option Committee at the time it makes the grant.

  Pursuant to the terms of the 1989 Plan, Messrs. Marineau and Wimmer have elected to receive their annual retainers for 1999 in the form of an option to purchase the Company's Common Stock. Each year on or before two weeks preceding the Company's Annual Meeting of Stockholders, the Option Committee shall determine the number of shares of Common Stock with respect to which a non-employee director may be granted a Retainer Option. The non-employee director's option exercise price per share shall be equal to the Fair Market Value of the Common Stock subject to the Retainer Option less the Annual Retainer, divided by the number of shares subject to the Retainer Option. The option exercise price per share shall be not less than the par value of the Common Stock. "Fair Market Value" is defined as the closing price of the Company's Common Stock as reported on the NYSE Consolidated Transaction Reporting System for the day on which the option is granted.

  On May 19, 1998, the Company granted a Retainer Option for 1,000 shares of the Company's Common Stock to each of Messrs. Marineau and Wimmer at an exercise price of $22.813 per share. Such options are exercisable at the rate of one-fourth of such grant each successive quarter commencing August 19, 1998. In addition, on August 31, 1998, the Company granted a Discretionary Option for 6,000 shares of the Company's Common Stock to each of Messrs. Brooker, Greenberg, Marineau and Wimmer at an exercise price of $37.00 per share, which was the closing price for a share of Common Stock as reported on the Consolidated Transaction Reporting System for securities listed on the NYSE on that date. Such options are exercisable at the rate of one-third of such grant each successive August 31, commencing August 31, 1999.

  The Company approved a supplemental deferred compensation arrangement, effective July 1, 1996, with Robert E. Gallagher, upon his retirement, and to his surviving spouse, upon his death, and the surviving spouse of John P. Gallagher, providing for a payment of $100,000 annually inclusive of any Company pension plan payments, to be paid until the death of each such beneficiary.

  The Company approved a supplemental deferred compensation arrangement, effective September 18, 1998, with Walter F. McClure and John G. Campbell upon their respective retirements, and to their respective surviving spouses upon their respective deaths, providing for a payment of $75,000 annually, exclusive of any Company pension plan payments, to be paid until the death of each such beneficiary.

SAVINGS AND THRIFT PLAN

  The Company maintains a savings and thrift plan covering substantially all U.S. employees which is qualified under the Internal Revenue Code. Employees who have attained age 21 and completed a year of service may generally contribute up to the lesser of $10,000 in 1998 and 1999 or 15% of their gross earnings on a pre-tax basis under the 401(k) "salary reduction" feature of the plan. Effective for plan years beginning after 1994, the maximum includible compensation for an employee for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service of $160,000. In 1998, the Company matched 50% of any employee's pre-tax contributions up to a maximum 4% of such employee's gross earnings, resulting in a possible maximum matched contribution from the Company of 2% of such employee's gross earnings. Participating employees may borrow up to 50% of their account balance, subject to certain limitations.

PENSION PLAN

  The Company also maintains a non-contributory defined benefit pension plan covering substantially all domestic employees which is qualified under the Internal Revenue Code. The plan provides an annual pension benefit on normal retirement at age 65 which, when paid in the form of a single life annuity, will equal 1% of final average earnings multiplied by the number of years of credited service, not to exceed 25 years (without any deduction for social security or other offset amounts). A person's earnings for purposes of the plan include all compensation other than allowances such as moving expenses plus any pre-tax contributions under the 401(k) feature of the savings and thrift plan. Effective for plan years beginning after 1988, the maximum includible compensation for a participant for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service of $160,000. The remuneration for executive officers shown under "Salary" and "Bonus" in the Summary Compensation Table constitutes their earnings during 1998 for purposes of the plan without regard to the Internal Revenue Service's limitations. "Final average earnings" are the highest average earnings received in any five consecutive full calendar years before retirement. Employee's pension rights are fully vested after the earlier of (i) 5 years of service with the Company or (ii) the attainment of age 65.

  The following table shows the estimated annual benefits (which are not subject to deduction for social security or other offset amounts) payable on retirement under the Company's defined benefit plan to persons in specific remuneration and credited years of service classifications assuming (i) the person elects the single life annuity basis providing monthly payments without benefits to his survivors and (ii) the person continues in the employ of the Company at his present rate of remuneration until age 65:

                              PENSION PLAN TABLE

 AERAGE REMUNERATIONV                                         YEARS OF CREDITED
   DURING HIGHEST                                                  SERVICE
        FIVE                                               -----------------------
  CONSECUTIVE YEARS                                                         25 OR
  BEFORE RETIREMENT                                          15      20     MORE
--------------------                                       ------- ------- -------
    $150,000.............................................  $22,500 $30,000 $37,500
     175,000.............................................   26,250  35,000  43,750
     200,000.............................................   30,000  40,000  50,000
     225,000.............................................   33,750  45,000  56,250
     250,000.............................................   37,500  50,000  62,500

  For purposes of estimating potential pension benefits using the foregoing table, the number of years of credited service as of December 31, 1998 for the executive officers named in the Summary Compensation Table are as follows: J. Patrick Gallagher, Jr. (23 years), Michael J. Cloherty (16 years), James J. Braniff III (10 years), Peter J. Durkalski (23 years), James W. Durkin, Jr. (22 years) and

David E. McGurn, Jr. (19 years). Such pension benefits are in addition to the amounts payable to such persons under the Company's savings and thrift plan on their retirement and are subject to certain limitations as required under the Internal Revenue Code.

Stock Option Plans

  The Company maintains a 1988 Incentive Stock Option Plan and a 1988 Nonqualified Stock Option Plan. The following table sets forth certain information regarding options to purchase shares of Common Stock granted to the executive officers of the Company named in the Summary Compensation Table during the Company's 1998 fiscal year. Members of the Option Committee are, currently, Messrs. Brooker, Greenberg and Marineau, non-employee Directors of the Company. The exercise price of the options equals the closing price of a share of the Company's Common Stock on the date of the option grant.

                   Option Grants in the Last Fiscal Year(1)

                           Individual Grants
                         ---------------------
                                                                         Potential
                                       % of                         Realizable Value at
                         Number of    Total                           Assumed Annual
                         Securities  Options                          Rates of Stock
                         Underlying Granted to                      Price Appreciation
                          Options   Employees                       for Option Term(2)
                          Granted   in Fiscal  Exercise  Expiration -------------------
Name                        (#)        Year    Price ($)    Date     5% ($)    10% ($)
----                     ---------- ---------- --------- ---------- --------- ---------
J. Patrick Gallagher,
 Jr.....................   10,000      1.34      37.00    8/30/08     233,000   590,000
Michael J. Cloherty.....   10,000      1.34      37.00    8/30/08     233,000   590,000
James J. Braniff III....   10,000      1.34      37.00    8/30/08     233,000   590,000
Peter J. Durkalski......   10,000      1.34      37.00    8/30/08     233,000   590,000
James W. Durkin, Jr.....   10,000      1.34      37.00    8/30/08     233,000   590,000
David E. McGurn, Jr.....   10,000      1.34      37.00    8/30/08     233,000   590,000

--------
(1) Nonqualified options granted August 31, 1998, exercisable at the rate of 10% of the total option for each calendar year after 1998.
(2) Based on actual option term and annual compounding.

  The following table sets forth certain information regarding options to purchase shares of Common Stock exercised during the Company's 1998 fiscal year and the number and value of unexercised options to purchase shares of Common Stock held at the end of the Company's 1998 fiscal year by the executive officers of the Company named in the Summary Compensation Table.

              Aggregated Option Exercises in the Last Fiscal Year
                       and Fiscal Year End Option Values

                                                     Number of    Number of    Value of
                                                    Securities   Securities   Unexercised   Value of
                                                    Underlying   Underlying     In-the-    Unexercised
                                                    Unexercised  Unexercised     Money    In-the-Money
                          Number of                 Options at   Options at   Options at   Options at
                           Shares                     FY-End       FY-End       FY-End       FY-End
                         Acquired on     Value      Exercisable Unexercisable Exercisable Unexercisable
Name                     Exercise(#) Realized($)(1)     (#)          (#)        ($)(2)       ($)(2)
----                     ----------- -------------- ----------- ------------- ----------- -------------
J. Patrick Gallagher,
 Jr.....................    5,000       130,000       56,000       68,000       960,000      932,000
Michael J. Cloherty.....    1,000        25,000       30,500       61,500       403,000      814,000
James J. Braniff III....     --            --         11,000       32,500       148,000      364,000
Peter J. Durkalski......    1,000        28,000       35,000       63,500       505,000      860,000
James W. Durkin, Jr.....    1,500        32,000       52,600       63,500       908,000      860,000
David E. McGurn, Jr.....    7,500       179,000       31,000       38,500       579,000      482,000

--------
(1) Market value of underlying securities at exercise, minus the exercise price.
(2) Market value of underlying securities at year end, minus the exercise price.

Severance Arrangements

  The Company has a plan for severance compensation to employees after a hostile takeover. The plan defines a hostile takeover to include, among other events, the following events, if not approved by two-thirds of the members of the Board of Directors in office immediately prior to any such events: the election of directors not nominated by the Board of Directors, a business combination, such as a merger, not approved by the holders of 80% or more of the Common Stock and the Board of Directors or not meeting various "fair price" criteria, or the acquisition of 20% or more of the combined voting power of the Company's stock by any person or entity. All full-time and part-time employees who are regularly scheduled to work 20 or more hours per week and who have completed at least two years of continuous employment with the Company are participants in the plan. A severance benefit is payable under the plan if a participant's employment with the Company terminates voluntarily or involuntarily within two years after a hostile takeover for reasons such as reduction in compensation, discontinuance of employee benefit plans without replacement with substantially similar plans, change in duties or status, certain changes in job location and involuntary termination of employment for reasons other than just cause. For participants who have completed two but less than five years of employment, the benefit is equal to the employee's annual compensation during the year immediately preceding the termination of employment. For employees who have completed five or more years of employment, the benefit is equal to two and one-half times the employee's annual compensation during the 12 months ending on the date of termination of employment, but may not exceed 2.99 times average annual compensation during the preceding five years. Annual compensation is defined for purposes of the plan as the amount of the employee's wages, salary, bonuses and other incentive compensation. Benefits are payable in a lump sum not later than 10 days after termination of employment.

  Each of the executive officers of the Company named in the Summary Compensation Table has entered into a change in control agreement with the Company. A severance benefit is payable under the agreement if the executive officer's employment with the Company is terminated by (i) the Company for any reason other than death, physical or mental incapacity, or cause within 24 months following a change in control of the Company; or (ii) the resignation of the executive officer within 24 months following a change in control of the Company upon the occurrence of a material change in the nature or scope of the executive's authorities, powers, functions or duties or a reduction in the executive's total compensation. In the event of any such termination of the executive officer's employment, under the agreement the Company is required to pay the executive a severance allowance equal to his then salary and bonus payments for a 24 calendar month period. Additionally, the executive will also continue to participate for a period of two years in the Company's welfare benefit plans. Cash benefits are payable in a lump sum not later than seven days after termination of employment.

                        PRINCIPAL HOLDERS OF SECURITIES

  As of December 31, 1998, there were no beneficial owners of more than 5% of the Company's Common Stock, par value $1.00 per share, which is its only class of issued and outstanding capital stock. The following tabulation shows with respect to each of the directors of the Company, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group, thirteen in number, (i) the total number of shares of Common Stock beneficially owned as of February 28, 1999; and (ii) the percent of Common Stock so owned as of the same date.


                                                         AMOUNT &
                                                        NATURE OF     PERCENT OF
                                                        BENEFICIAL      COMMON
NAME OF BENEFICIAL OWNER                               OWNERSHIP(1)     STOCK
------------------------                               ------------   ----------
Robert E. Gallagher...................................    657,958(2)     3.6%
James J. Braniff III..................................     57,664          *

T. Kimball Brooker....................................     22,050          *
Michael J. Cloherty...................................    111,502          *
Peter J. Durkalski....................................     59,385(3)       *
James W. Durkin, Jr...................................     78,700          *
J. Patrick Gallagher, Jr. ............................    205,105(4)     1.1%
Jack M. Greenberg.....................................     28,050          *
Frank M. Heffernan, Jr. ..............................    277,400(5)     1.5%
Philip A. Marineau....................................     24,800          *
Walter F. McClure.....................................     74,406(6)       *
David E. McGurn, Jr...................................     56,546          *
James R. Wimmer.......................................     33,300(7)       *

All directors and executive officers as a group (13
 persons).............................................  1,686,866        9.1%

--------
*  Less than 1%
(1) Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934. Unless otherwise stated in these notes, each person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options exercisable within sixty days are deemed outstanding for the purpose of computing the number and percentage owned by such person, but are not deemed outstanding for the purpose of computing the percentage owned by each other person listed. Includes shares which the listed beneficial owner has a right to acquire within sixty days as follows: James J. Braniff III, 15,950 shares; T. Kimball Brooker, 12,050 shares; Michael J. Cloherty, 42,500 shares; Peter
    J. Durkalski, 33,500 shares; James W. Durkin, Jr., 65,093 shares; J. Patrick Gallagher, Jr., 69,500 shares; Jack M. Greenberg, 26,050 shares; Frank M. Heffernan, Jr., 24,300 shares; Philip A. Marineau, 24,800 shares; Walter F. McClure, 46,000 shares; David E. McGurn, Jr., 37,950 shares; James R. Wimmer, 32,800 shares; all directors and executive officers as a group (13 persons), 430,493 shares.
(2) Includes 75,000 shares held in trust for the benefit of Robert E. Gallagher's grandchildren, 100,000 shares held in trust for the benefit of Isabel Gallagher, 100,000 shares held by a charitable trust under which Robert E. Gallagher is the trustee, and 69,012 shares held in the Lauren
    E. Gallagher Trust under which Robert E. Gallagher is a trustee.
(3) Includes 4,885 shares held in trust for the benefit of his minor children by his wife, Delores Durkalski, and another as trustees.
(4) Includes 36,820 shares held in trust for the benefit of his minor children by his wife, Anne M. Gallagher, and another as trustees and 24,619 shares held by his wife.
(5) Includes 251,500 shares held in trust by Frank M. Heffernan, Jr. and Lenore B. Heffernan, his wife, as trustees.
(6) Includes 14,600 shares held in trust for the benefit of Walter F. McClure by Walter F. McClure and Alice M. McClure, his wife, as trustees and 10,500 shares held in trust for the benefit of Alice M. McClure by Walter
    F. McClure and Alice M. McClure, as trustees.
(7) Includes 500 shares held by his wife, Gertrude A. Wimmer.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 100,000,000 shares of Common Stock, $1.00 par value per share, and 1,000,000 shares of Preferred Stock without par value.

Common Stock

  As of February 28, 1999, there were 18,100,066 shares of Common Stock outstanding held by approximately 650 stockholders of record.

  Holders of the outstanding Common Stock are entitled to one vote for each share held of record on all matters presented to stockholders. The shares of Common Stock have no cumulative voting rights in the election of directors, and accordingly holders of a majority of the outstanding voting stock are entitled to elect the entire Board. The holders of Common Stock have no conversion, preemptive or subscription rights. Subject to the rights of holders of Preferred Stock, upon liquidation of the Company, the net assets will be distributed ratably among the holders of Common Stock. Subject to the prior payment of all preferred dividends on shares of outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably out of funds legally available therefor dividends at such time and in such amounts as the Board of Directors may from time to time determine. All shares of Common Stock currently outstanding are, and when the shares of Common Stock offered by the Company hereby are sold, such shares will be, fully paid and nonassessable.

Preferred Stock

  The Company also is authorized to issue 1,000,000 shares of Preferred Stock without par value, issuable in series. The Board of Directors is authorized to designate each series and the number of shares within the series and to determine and fix the relative rights and preferences of the shares of each series. No shares of Preferred Stock are currently issued or outstanding. Preferred Stock, when and if issued, will be senior to Common Stock with respect to dividend and liquidation rights. The relative rights and preferences which may hereafter be fixed by resolution of the Board for any series of Preferred Stock may provide that the shares of such series shall be senior to the other series of Preferred Stock with respect to dividends, liquidation or other rights and that such shares may be redeemable or may be convertible into Common Stock or other securities.

Common Share Purchase Rights

  On March 10, 1987, the Board of Directors adopted a Common Share Purchase Rights Plan (the "Plan"), which Plan was approved by the Company's stockholders at their Annual Meeting on May 12, 1987. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust & Savings Bank. The description of the Rights contained herein is qualified in its entirety by reference to the form of Rights Agreement which has been included as an exhibit to the Registration Statement of which this Prospectus is a part.

  Under the Plan, Common Share Purchase Rights (the "Rights") were distributed as a dividend at the rate of one Right for each share of Common Stock held by stockholders of record as of May 12, 1987 (the "Record Date"). The Company also will issue one Right with respect to each share of Common Stock that becomes outstanding after May 12, 1987, but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at the price of $100 per share, subject to certain adjustments (the "Purchase Price").

  With respect to the shares of Common Stock outstanding as of May 12, 1987, the Rights are evidenced by the Common Stock certificates. With respect to the shares of Common Stock that become outstanding after May 12, 1987 but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights, the Rights will be evidenced by Common Stock certificates that contain a legend incorporating the Rights Agreement by reference.

  The Rights will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer for 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing Common Stock outstanding as of May 12, 1987 (or issued after May 12, 1987 but prior to the earliest of the Distribution Date, the redemption of the Rights or the expiration of the Rights) would also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") would be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone would evidence the Rights.

  The Rights would not be exercisable until the Distribution Date and, as amended on July 18, 1996, would expire on May 12, 2007 unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, would have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. The Rights would be redeemable by the Company in whole, but not in part, at a price of $0.05 per Right (the "Redemption Price") prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group.

  In the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its assets or earning power were sold, proper provision would be made so that each holder of a Right thereafter would have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger and its Common Stock was not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, such as certain sales of assets to the Company or obtaining certain financial benefits from the Company, proper provision would be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the Distribution Date (which would thereafter be void) would thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  The Purchase Price payable and the number of shares of Common Stock or other securities or property purchasable, upon exercise of the Rights would be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of shares of the Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of shares of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments required an adjustment of at least 1% in such

Purchase Price. No fractional shares would be issued and in lieu thereof, an adjustment in cash would be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person who attempts to acquire the Company without conditioning his offer on a substantial number of Rights being acquired. The Rights would have no effect, however, on a person who is willing to acquire control of the Company and wait until the Rights expire before acquiring 100% ownership. Moreover, the Rights would not affect a transaction approved by the Company prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group, because the Rights could be redeemed until that time.

Certain Charter and By-law Provisions

  The Company's Restated Certificate of Incorporation contains provisions which could deter, delay or prevent a change in control of the Company which is opposed by the Board of Directors. Such provisions include the following:
(a) a provision for classification of the Board of Directors into three classes and a minimum of three and a maximum of fifteen directors at any time;
(b) a requirement that a director or the entire Board of Directors may only be removed, with or without cause, by the affirmative vote of the holders of 80% of the outstanding shares of voting stock of the Company and of not less than 67% of the voting stock held by stockholders other than a "Related Person" as defined below; (c) a requirement that any merger, purchase of assets or other business combination ("Business Combination") between the Company and certain owners of 20% or more of the outstanding voting stock of the Company ("Related Person") in order to become effective must be approved by the affirmative vote of not less than 80% of the shares of outstanding voting stock of the Company and by 67% of the stock owned by stockholders other than the Related Person; and (d) a requirement that the provisions summarized in (a), (b) and (c) may only be repealed or amended by the affirmative vote of 80% of the outstanding voting stock of the Company and the affirmative vote of 67% of the outstanding voting stock owned by stockholders other than a Related Person. The 80% and 67% approval requirements do not apply if (1) two-thirds of the directors who held office immediately prior to the date the Related Person became a Related Person approve the Business Combination or (2) the Business Combination is between the Company and a subsidiary at least 50% owned by the Company and in which the Related Person has no interest, or (3) any consideration to be paid to stockholders of the Company as part of the Business Combination meets certain fair price tests and stockholders of the Company have received a timely mailing containing (A) the recommendation of outside directors and directors who held office immediately prior to the Related Person's becoming such and (B) the opinion of a reputable investment banking or financial services firm as to the fairness of the Business Combination. The By-laws also provide that special meetings of stockholders may be called by the President or by the Secretary at the request in writing of the majority of the Board of Directors. On May 14, 1991 the stockholders approved a proposal to amend the Company's Restated Certificate of Incorporation to require all stockholder action take place at a meeting of the stockholders.

  The foregoing provisions of the Restated Certificate of Incorporation and By-laws could have the effect of perpetuating current management or preventing approval by the holders of a majority of the Company's voting stock. In addition, it would be possible for the Board of Directors to authorize issuance of the Preferred Stock, without further approval by the stockholders, with rights and preferences which could impede a takeover of the Company. The foregoing summary is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and By-laws, as amended, which have been included as exhibits to the Registration Statement of which this Prospectus is a part.

                                 LEGAL OPINION

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by John C. Rosengren, Vice President and General Counsel for the Company. Mr. Rosengren holds options for 17,900 shares.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                            Page
                                                                            ----
Consolidated Financial Statements:
  Consolidated Statement of Earnings.......................................  F-2
  Consolidated Balance Sheet...............................................  F-3
  Consolidated Statement of Cash Flows.....................................  F-4
  Consolidated Statement of Stockholders' Equity...........................  F-5
  Notes to Consolidated Financial Statements...............................  F-6
Management's Report........................................................ F-23
Report of Independent Auditors............................................. F-24

                           ARTHUR J. GALLAGHER & CO.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                                       Year Ended December 31,
                                                      --------------------------
                                                        1998     1997     1996
                                                      -------- -------- --------
                                                      (in thousands, except per
                                                             share data)
Operating Results
Revenues:
  Commissions.......................................  $313,131 $285,189 $276,736
  Fees..............................................   209,017  182,147  172,965
  Investment income and other.......................    18,507   24,169   24,052
  Non-recurring gains...............................       --     8,993      --
                                                      -------- -------- --------
    Total revenues..................................   540,655  500,498  473,753
                                                      -------- -------- --------
Expenses:
  Salaries and employee benefits....................   281,509  254,424  249,674
  Other operating expenses..........................   174,617  163,452  157,077
                                                      -------- -------- --------
    Total expenses..................................   456,126  417,876  406,751
                                                      -------- -------- --------
Earnings before income taxes........................    84,529   82,622   67,002
Provision for income taxes..........................    28,028   27,722   22,775
                                                      -------- -------- --------
    Net earnings....................................  $ 56,501 $ 54,900 $ 44,227
                                                      ======== ======== ========
Net earnings per common share.......................  $   3.25 $   3.28 $   2.64
Net earnings per common and common equivalent share.      3.10     3.17     2.54
Dividends declared per common share.................      1.40     1.24     1.16




                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                           CONSOLIDATED BALANCE SHEET

                                                              December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                                                             (in thousands)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $ 61,518  $ 72,021
  Restricted cash..........................................   86,622    81,160
  Premiums and fees receivable.............................  288,276   220,972
  Investment strategies--trading...........................   57,368    62,681
  Other....................................................   37,172    40,655
                                                            --------  --------
    Total current assets...................................  530,956   477,489
Marketable securities--available for sale..................   20,089    39,203
Deferred income taxes and other noncurrent assets..........  151,033    96,748
Fixed assets...............................................   98,262    88,029
Accumulated depreciation and amortization..................  (66,801)  (59,784)
                                                            --------  --------
    Net fixed assets.......................................   31,461    28,245
Intangible assets--net.....................................   12,471    10,395
                                                            --------  --------
                                                            $746,010  $652,080
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Premiums payable to insurance companies.................. $372,626  $318,007
  Accrued salaries and bonuses.............................   21,940    18,585
  Accounts payable and other accrued liabilities...........   90,336    90,731
  Unearned fees............................................   13,616    11,778
  Income taxes payable.....................................   12,621    10,799
  Other....................................................   19,517    23,260
                                                            --------  --------
    Total current liabilities..............................  530,656   473,160
Other noncurrent liabilities...............................   12,886    13,340
Stockholders' equity:
  Common stock--issued and outstanding 17,645 shares in
   1998 and
    16,883 shares in 1997..................................   17,645    16,883
  Capital in excess of par value...........................   13,219     4,696
  Retained earnings........................................  172,381   142,343
  Accumulated other comprehensive earnings (loss)..........     (777)    1,658
                                                            --------  --------
    Total stockholders' equity.............................  202,468   165,580
                                                            --------  --------
                                                            $746,010  $652,080
                                                            ========  ========

                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
                                                        (in thousands)
Cash flows from operating activities:
  Net earnings................................... $ 56,501  $ 54,900  $ 44,227
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Net gain on investments and other............   (4,144)  (13,931)   (3,928)
    Depreciation and amortization................   11,728    11,240    10,712
    (Increase) decrease in restricted cash.......   (5,462)    6,064     8,164
    (Increase) decrease in premiums receivable...  (58,782)   15,790    (5,775)
    Increase (decrease) in premiums payable......   54,619   (11,570)    3,280
    Decrease (increase) in trading investments--
     net.........................................    6,963    (6,217)   (4,128)
    Decrease (increase) in other current assets..    5,583    (6,490)   (8,000)
    Increase in accrued salaries and bonuses.....    3,355     3,512     1,326
    (Decrease) increase in accounts payable and
       other accrued liabilities.................   (1,428)   19,675     8,404
    Increase (decrease) in income taxes payable..    1,822     5,760    (5,575)
    Net change in deferred income taxes..........   (5,474)   (9,604)   (2,502)
    Other........................................   (8,914)   (2,163)     (650)
                                                  --------  --------  --------
      Net cash provided by operating activities..   56,367    66,966    45,555
                                                  --------  --------  --------
Cash flows from investing activities:
  Purchases of marketable securities.............  (33,331)  (30,170)  (23,679)
  Proceeds from sales of marketable securities...   47,665    30,368    28,747
  Proceeds from maturities of marketable
   securities....................................    2,600     1,645     1,958
  Net additions to fixed assets..................  (13,994)  (11,381)  (10,363)
  Other..........................................  (52,146)  (25,698)  (16,969)
                                                  --------  --------  --------
      Net cash used by investing activities......  (49,206)  (35,236)  (20,306)
                                                  --------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of common stock.........   13,655    10,964     7,966
  Tax benefit from issuance of common stock......    4,273     2,429     1,955
  Repurchases of common stock....................   (8,651)  (17,126)  (21,290)
  Dividends paid.................................  (23,185)  (19,990)  (17,530)
  Retirement of long-term debt...................   (1,130)   (1,130)   (1,130)
  Borrowings on line of credit facilities........   75,000    30,900    10,000
  Repayments on line of credit facilities........  (75,000)  (25,900)      --
  Equity transactions of pooled companies prior
   to dates of acquisition.......................   (2,626)     (613)   (6,807)
                                                  --------  --------  --------
      Net cash used by financing activities......  (17,664)  (20,466)  (26,836)
                                                  --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents.....................................  (10,503)   11,264    (1,587)
Cash and cash equivalents at beginning of year...   72,021    60,757    62,344
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $61,518   $ 72,021  $ 60,757
                                                  ========  ========  ========
Supplemental disclosures of cash flow
 information:
  Interest paid.................................. $  1,289  $  1,018  $    885
  Income taxes paid..............................   20,337    24,158    25,874

                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                 Accumulated
                                            Capital                 Other
                                               In                  Compre-      Total
                           Common Stock      Excess                hensive     Stock-
                          ---------------    Of Par    Retained   Earnings    holders'
                          Shares  Amount     Value     Earnings    (Loss)      Equity
                          ------  ------    --------   --------  -----------  ---------
                                              (in thousands)
Balance at December 31,
 1995 as previously
 reported...............  16,529  $16,529   $    --    $109,616  $        34  $ 126,179
 Acquisition of pooled
  companies.............     292      292        267       (854)         --        (295)
                          ------  -------   --------   --------  -----------  ---------
Balance at December 31,
 1995...................  16,821   16,821        267    108,762           34    125,884
                                                                              ---------
 Net earnings...........     --       --         --      44,227          --      44,227
 Net change in
  unrealized gain (loss)
  on available for sale
  securities............     --       --         --         --           855        855
                                                                              ---------
Comprehensive earnings                                                           45,082
 Cash dividends declared
  on common stock.......     --       --         --     (18,399)         --     (18,399)
 Common stock issued
  under stock option
  plans.................     398      398      7,568        --           --       7,966
 Tax benefit from
  issuance of common
  stock.................     --       --       1,955        --           --       1,955
 Common stock
  repurchases...........    (645)    (645)    (7,383)   (13,262)         --     (21,290)
 Common stock issued in
  three pooling
  acquisitions..........     175      175        --         --           --         175
 Equity transactions of
  pooled companies prior
  to dates of
  acquisition...........     --       --         --      (6,807)         --      (6,807)
                          ------  -------   --------   --------  -----------  ---------
Balance at December 31,
 1996...................  16,749   16,749      2,407    114,521          889    134,566
                                                                              ---------
 Net earnings...........     --       --         --      54,900          --      54,900
 Net change in
  unrealized gain (loss)
  on available for sale
  securities............     --       --         --         --           769        769
                                                                              ---------
Comprehensive earnings                                                           55,669
 Cash dividends declared
  on common stock.......     --       --         --     (20,408)         --     (20,408)
 Common stock issued
  under stock option
  plans.................     557      557     10,407        --           --      10,964
 Tax benefit from
  issuance of common
  stock.................     --       --       2,429        --           --       2,429
 Common stock
  repurchases...........    (522)    (522)   (10,627)    (5,977)         --     (17,126)
 Common stock issued in
  two pooling
  acquisitions..........      99       99        --         --           --          99
 Equity transactions of
  pooled companies prior
  to dates of
  acquisition...........     --       --          80       (693)         --        (613)
                          ------  -------   --------   --------  -----------  ---------
Balance at December 31,
 1997...................  16,883   16,883      4,696    142,343        1,658    165,580
                                                                              ---------
 Net earnings...........     --       --         --      56,501          --      56,501
 Net change in
  unrealized gain (loss)
  on available for sale
  securities............     --       --         --         --        (2,435)    (2,435)
                                                                              ---------
Comprehensive earnings                                                           54,066
 Cash dividends declared
  on common stock.......     --       --         --     (24,218)         --     (24,218)
 Common stock issued
  under stock option
  plans.................     588      588     13,067        --           --      13,655
 Tax benefit from
  issuance of common
  stock.................     --       --       4,273        --           --       4,273
 Common stock
  repurchases...........    (215)    (215)    (8,436)       --           --      (8,651)
 Common stock issued in
  nine pooling
  acquisitions..........     389      389        --         --           --         389
 Equity transactions of
  pooled companies prior
  to dates of
  acquisition...........     --       --        (381)    (2,245)         --      (2,626)
                          ------  -------   --------   --------  -----------  ---------
Balance at December 31,
 1998...................  17,645  $17,645   $ 13,219   $172,381  $      (777) $ 202,468
                          ======  =======   ========   ========  ===========  =========

                See notes to consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Nature of operations

  Arthur J. Gallagher & Co. (the Company) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource/employee benefit market. The Company operates through approximately 200 offices throughout the United States and six countries abroad.

 Basis of presentation

  The accompanying consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. Investments in partially owned entities in which ownership is 20% to 50% are accounted for using the equity method. Accordingly, the Company's share of the net earnings of these entities is included in consolidated net earnings. Investments in partially owned entities in which ownership is less than 20% are carried at cost. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

 Use of estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

 Revenue recognition

  Commission income is generally recognized as of the effective date of insurance policies except for commissions on installment premiums which are recognized periodically as billed. Contingent commissions are generally recognized when received. Fee income is recognized ratably as services are rendered. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known. Premiums and fees receivable are net of allowance for doubtful accounts of $1,500,000 and $860,000 at December 31, 1998 and 1997, respectively.

 Comprehensive earnings

  As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive earnings and its components; however, the adoption of SFAS 130 had no impact on the Company's consolidated net earnings or total stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available for sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive earnings. Prior year consolidated financial statements have been reclassified to conform to the requirements of SFAS 130.

 Earnings per share

  Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common equivalent shares include incremental shares from dilutive stock options, which are calculated from the date of grant under the treasury stock method using the average market price for the period.

                           ARTHUR J. GALLAGHER & CO.

1. Summary of Significant Accounting Policies--(Continued)

 Segment information

  As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosure about Segments of an Enterprise and Related Information," which superseded Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 had no impact on the Company's consolidated operating results or financial position, but did affect the disclosure of segment information. Prior year segment information has been reclassified to conform to the requirements of SFAS 131. See Note 14 to the consolidated financial statements.

 Consolidated statement of cash flows

  Short-term investments, consisting principally of commercial paper and certificates of deposit which have a maturity of ninety days or less at date of purchase, are considered cash equivalents.

 Premium trust funds

  Premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states and foreign jurisdictions in which the Company's subsidiaries operate. Additionally, the Company's United Kingdom subsidiaries are required by Lloyd's of London to meet certain liquidity requirements.

 Investments

  Investment strategies are considered trading securities and consist primarily of limited partnerships which invest in common stocks. Securities designated as trading are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common stocks which are based on quoted market prices.

  Marketable securities are considered available for sale and consist primarily of preferred and common stocks. Securities designated as available for sale are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses, less related deferred income taxes, excluded from net earnings and reported as accumulated other comprehensive earnings. Gains and losses are recognized in net earnings when realized using the specific identification method. The fair value for marketable securities is based on quoted market prices.

 Fixed assets

  Fixed assets are carried at cost in the accompanying consolidated balance sheet. Furniture and equipment with a cost of $86,862,000 and $78,839,000 at December 31, 1998 and 1997, respectively, are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements with a cost of $11,400,000 and $9,190,000 at December 31, 1998 and 1997, respectively, are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms.

                           ARTHUR J. GALLAGHER & CO.

1. Summary of Significant Accounting Policies--(Continued)

 Intangible assets

  Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, non-compete agreements and expiration lists. The excess of cost over the value of net tangible assets is amortized over twenty to forty years using the straight-line method. Non-compete agreements and expiration lists are amortized principally over ten years using the straight-line method. Accumulated amortization at December 31, 1998 and 1997 was $4,618,000 and $6,487,000, respectively.

 Stock based compensation

  The Company primarily grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for these stock options granted to employees.

 Effect of new pronouncement

  In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of SFAS 133 will have a significant effect on the Company's consolidated operating results or financial position.

2. Business Combinations

  In 1998, the Company acquired substantially all of the net assets of twelve insurance brokerage firms and one benefits consulting company in exchange for 681,000 shares of its common stock. In 1997, the Company acquired substantially all of the net assets of one insurance brokerage firm and two benefits consulting companies in exchange for 263,000 shares of its common stock. These acquisitions were accounted for as poolings of interests and, except for nine of the 1998 acquisitions and two of the 1997 acquisitions whose results were not significant, the consolidated financial statements for all periods prior to the acquisition dates have been restated to include the operations of these companies.

  The following summarizes the restatement of the 1997 and 1996 consolidated financial statements to reflect the operations of the 1998 acquisitions (in thousands, except per share data):

                                                   As     Attributable
                                               Previously  to Pooled      As
1997                                            Reported   Companies   Restated
----                                           ---------- ------------ --------
Total revenues................................  $488,028    $   12,470 $500,498
Net earnings..................................    53,316         1,584   54,900
Net earnings per common share.................      3.24           .04     3.28
Net earnings per common and common equivalent
 share........................................      3.13           .04     3.17
1996
----
Total revenues................................  $462,022    $   11,731 $473,753
Net earnings..................................    43,144         1,083   44,227
Net earnings per common share.................      2.62           .02     2.64
Net earnings per common and common equivalent
 share........................................      2.52           .02     2.54

  In 1998, the Company acquired the net assets of three insurance brokerage firms in exchange for cash and notes payable. These acquisitions were accounted for as purchases. In 1997, the Company acquired a majority equity interest in a risk management company which was also accounted for as a purchase. The Company paid cash in this transaction. These purchase transactions were not material to either the 1998 or 1997 consolidated financial statements.

                           ARTHUR J. GALLAGHER & CO.

3. Investments

  The following is a summary of available for sale marketable securities (in thousands):

                                          Cost or    Gross      Gross
                                         Amortized Unrealized Unrealized  Fair
December 31, 1998                          Cost       Gains     Losses    Value
-----------------                        --------- ---------- ---------- -------
Preferred stocks........................  $ 14,487   $    529   $    646 $14,370
Common stocks...........................     4,735         57      1,218   3,574
Fixed maturities........................     2,161         71         87   2,145
                                         --------- ---------- ---------- -------
                                          $ 21,383   $    657   $  1,951 $20,089
                                         ========= ========== ========== =======
December 31, 1997
-----------------
Preferred stocks........................  $ 20,776   $  1,264   $    162 $21,878
Common stocks...........................    12,139      2,420        766  13,793
Fixed maturities........................     3,525        161        154   3,532
                                         --------- ---------- ---------- -------
                                          $ 36,440   $  3,845   $  1,082 $39,203
                                         ========= ========== ========== =======

  The gross realized gains on sales of marketable securities totaled
$3,054,000, $2,257,000 and $1,652,000 for 1998, 1997 and 1996, respectively.
The gross realized losses totaled $1,179,000, $346,000 and $881,000 for 1998, 1997 and 1996, respectively.

  The cost or amortized cost and fair value of fixed maturities at December 31, 1998, by contractual maturity, are as follows (in thousands):

                                                               Cost or
                                                              Amortized   Fair
                                                                 Cost     Value
                                                              ---------- -------
Due in 1999..................................................  $    --   $   --
Due in 2000 through 2003.....................................     1,540    1,524
Due in 2004 through 2008.....................................       152      152
Due in 2009 and thereafter...................................       469      469
                                                              ---------- -------
                                                               $  2,161  $ 2,145
                                                              ========== =======

  The expected maturities may differ from contractual maturities in the foregoing table because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

  The following is a summary of deferred income taxes and other noncurrent assets (in thousands):

                                                                 December 31,
                                                              ------------------
                                                                 1998     1997
                                                              ---------- -------
Tax advantaged investments...................................  $ 51,400  $34,413
Investments on equity method of accounting...................    20,017   15,736
Real estate partnerships.....................................    10,732      405
Notes receivable from investees..............................    30,855   12,545
Noncurrent deferred income taxes.............................    21,669   19,349
Other investments............................................     9,466    8,656
Other........................................................     6,894    5,644
                                                              ---------- -------
                                                               $151,033  $96,748
                                                              ========== =======

                           ARTHUR J. GALLAGHER & CO.

3. Investments--(Continued)
  Tax advantaged investments represent amounts invested by the Company in limited partnerships that operate qualified affordable housing or alternative energy projects. The Company receives tax benefits in the form of tax deductions for operating losses and tax credits from these investments. The tax advantaged investments are primarily accounted for using the effective yield method and are carried at amortized cost in the consolidated balance sheet. Under the effective yield method, the Company recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes. During 1998 and 1997, the Company received tax benefits related to $20,159,000 and $21,934,000 of the aggregate amount invested in the tax advantaged investments at December 31, 1998 and 1997, respectively. Investments in real estate partnerships primarily represent an investment in a limited partnership that owns 10,000 acres of land to be developed near Orlando, Florida. Investments in real estate partnerships are carried at cost in the consolidated balance sheet, which approximated fair value at December 31, 1998. Notes receivable from investees represent secured loans made by the Company to several of its equity and limited partnership investments. Interest rates on the loans at December 31, 1998 ranged from 6% to 9.75%. The carrying value of these loans at December 31, 1998 approximated fair value.

  Significant components of investment income and other, including non-recurring gains, are as follows (in thousands):

                                                        Years Ended December
                                                                 31,
                                                       ------------------------
                                                        1998     1997    1996
                                                       -------  ------- -------
Interest.............................................. $11,112  $13,993 $15,817
Dividends.............................................   2,809    3,814   4,229
Net realized and unrealized gains.....................   4,144    4,938   3,928
Other income..........................................   1,206    1,155     189
Income (loss) from equity investments.................    (764)     269    (111)
Non-recurring gains...................................     --     8,993     --
                                                       -------  ------- -------
Total investment income and other..................... $18,507  $33,162 $24,052
                                                       =======  ======= =======

  The net change in unrealized gain (loss) on investment strategies included in the above table amounted to ($611,000) in 1998, ($1,813,000) in 1997 and
$3,905,000 in 1996. In 1997, the Company sold several underperforming or geographically undesirable operations and recorded aggregate gains on these sales of $7,203,000. The gains on these sales of operations have been included in non-recurring gains in the foregoing table. The net assets sold and the operating results included in the consolidated statement of earnings related to these operations were not material to the consolidated financial statements. Also in 1997, the Company recorded a gain on a real estate transaction of $1,790,000, which has also been included in non-recurring gains in the foregoing table.

                           ARTHUR J. GALLAGHER & CO.

3. Investments -- (Continued)

  The components of other comprehensive earnings, including the related income tax effects, consist of the following (in thousands):

                                                       Years Ended December
                                                                31,
                                                       -----------------------
                                                        1998     1997    1996
                                                       -------  ------  ------
Change in unrealized gain (loss) on available for
 sale securities during the year, net of income taxes
 of ($844), $872 and $830, respectively..............  $(1,267) $1,308  $1,245
Reclassification adjustment for gains realized in net
 earnings during the
 year, net of income taxes of ($778), ($360) and
 ($259), respectively................................   (1,168)   (539)   (390)
                                                       -------  ------  ------
Net change in unrealized gain (loss) on available for
 sale securities during the year, net of income taxes
 of ($1,622), $512 and $571, respectively............  $(2,435) $  769  $  855
                                                       =======  ======  ======

4. Securities Sold Under Agreements to Repurchase

  At December 31, 1998, securities sold under agreements to repurchase the identical securities are collateralized by government backed small business administration loans and government securities with a carrying value of $21,714,000 and a fair value of $21,817,000. The securities collateralizing the agreements were held by two primary dealers. At December 31, 1997, these securities had a carrying value of $22,121,000 and a fair value of $22,360,000.

5. Credit and Debt Agreements

  The Company maintains a $20,000,000 variable rate (based on LIBOR plus .4%) unsecured revolving credit agreement which expires on June 30, 2001. As of December 31, 1998 and 1997, there were no borrowings outstanding under this agreement. Terms of the revolving credit agreement include various covenants which require the Company to maintain specified levels of tangible net worth and restrict the amount of payments on certain expenditures.

  The Company also has line of credit facilities of $27,500,000 which expire on April 30, 1999. Short-term borrowings under these facilities totaled $15,000,000 at December 31, 1998 and 1997. The weighted average interest rate on the short-term borrowings were 5.9% and 6.5% during 1998 and 1997, respectively.

  At December 31, 1997, the Company had two unsecured term loan agreements with outstanding balances of $630,000 and $500,000 and stated interest rates of 6.64% and 6.30%, respectively. In 1998, the Company retired the remaining balances on these term loan agreements.

6. Capital Stock and Stockholders' Rights Plan

 Capital Stock

  The table below summarizes certain information about the Company's capital stock at December 31, 1998 and 1997 (in thousands, except per share data):

                                                                Par   Authorized
Class                                                          Value    Shares
-----                                                          ------ ----------
Preferred stock............................................... No par      1,000
Common stock.................................................. $ 1.00    100,000

                           ARTHUR J. GALLAGHER & CO.

6. Capital Stock and Stockholders' Rights Plan--(Continued)

 Stockholders' Rights Plan

  Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of outstanding common stock. Under certain conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $100. The Rights become exercisable and transferable after a public announcement that a person or group has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If the Company is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $200 of market value of common stock of the surviving company for the $100 exercise price. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. The Rights may be redeemed by the Company at five cents per Right at any time prior to the public announcement of the acquisition of 20% of the common stock. At December 31, 1998 and 1997, 25,000,000 shares of common stock were reserved for potential exercise of the Rights.

7. Earnings Per Share

  The following table sets forth the computation of net earnings per common share and net earnings per common and common equivalent share (in thousands, except per share data):

                                                       Years Ended December 31,
                                                      --------------------------
                                                        1998     1997     1996
                                                      -------- -------- --------
Net earnings........................................  $ 56,501 $ 54,900 $ 44,227
                                                      ======== ======== ========
Weighted average number of common shares
 outstanding........................................    17,402   16,746   16,739
Dilutive effect of stock options using the treasury
 stock method.......................................       804      584      681
                                                      -------- -------- --------
Weighted average number of common and common
 equivalent shares outstanding......................    18,206   17,330   17,420
                                                      ======== ======== ========
Net earnings per common share.......................  $   3.25 $   3.28 $   2.64
Net earnings per common and common equivalent share.      3.10     3.17     2.54

  Options to purchase 20,000, 644,000 and 1,313,000 shares of common stock were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of the dilutive effect of stock options. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares and, therefore, would be antidilutive.

8. Stock Option Plans

  The Company has incentive and nonqualified stock option plans for officers and key employees of the Company and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire ten years from the date of grant, or earlier in the event of termination of the employee.

  In addition, the Company has a non-employee directors' stock option plan which currently authorizes 200,000 shares for grant, with Discretionary Options granted at the direction of the Option Committee and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer

                           ARTHUR J. GALLAGHER & CO.

8. Stock Option Plans--(Continued)
Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

  The Company also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as the Company's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

  In 1998, all of the aforementioned stock option plans were modified to provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of the Company. A change in control of the Company is defined as the acquisition by a person (or entity) of the beneficial ownership of 50% or more of the Company's common stock; the cessation, for any reason, of a majority of directors of the Company to serve as directors during any two year period; or the approval by the stockholders of the Company of the sale of substantially all of the assets of the Company.

  The Company accounts for stock option grants in accordance with APB 25 and, accordingly, recognizes no compensation expense for stock options that are granted to employees at the fair value of the underlying shares at the date of grant. Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires disclosure of pro forma information regarding net earnings and net earnings per share, using pricing models to estimate the fair value of stock option grants. Had compensation expense for the Company's stock option plans been determined based on the estimated fair value at the date of grant consistent with the methodology prescribed under SFAS 123, approximate net earnings and net earnings per share would have been as follows (in thousands, except per share data):

                                                      Years Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     -------- -------- --------
Pro forma net earnings.............................. $ 55,449 $ 54,009 $ 43,583
Pro forma net earnings per common share.............     3.19     3.23     2.60
Pro forma net earnings per common and common
 equivalent share...................................     3.08     3.15     2.53


  For purposes of the pro forma disclosures, the estimated fair values of the stock option grants are amortized to expense over the options' expected lives.
The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                      Years Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     -------- -------- --------
Dividend yield......................................     3.1%     3.0%     2.9%
Risk-free interest rate.............................     4.9%     5.7%     6.3%
Volatility..........................................    24.1%    23.9%    24.1%
Expected life (years)...............................     8.0      8.0      8.0

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models

                           ARTHUR J. GALLAGHER & CO.

8. Stock Option Plans--(Continued)
do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

  The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future effects.

  The following is a summary of all of the Company's stock option activity and related information (in thousands, except exercise price data):

                                       Years Ended December 31,
                          -----------------------------------------------------
                                1998              1997              1996
                          ----------------- ----------------- -----------------
                                   Weighted          Weighted          Weighted
                          Shares   Average  Shares   Average  Shares   Average
                           Under   Exercise  Under   Exercise  Under   Exercise
                          Option    Price   Option    Price   Option    Price
                          ------   -------- ------   -------- ------   --------
Beginning balance........  4,327    $28.26   4,910    $27.18   4,770    $25.87
Granted..................    761     37.91     149     33.18     714     32.05
Exercised................   (588)    23.20    (557)    19.69    (398)    20.02
Canceled.................    (39)    32.83    (175)    29.44    (176)    28.44
                          ------   ------   ------   ------   ------   ------
Ending balance...........  4,461    $30.52   4,327    $28.26   4,910    $27.18
                          ======   ======   ======   ======   ======   ======
Exercisable at end of
 year....................  1,743             1,780             1,728
                          ======            ======            ======

  Options with respect to 1,328,000 shares were available for grant at December 31, 1998.

  Other information regarding stock options outstanding and exercisable at December 31, 1998 is summarized as follows (in thousands, except exercise price data):

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average
                                       Remaining  Weighted             Weighted
                                      Contractual Average              Average
Range of Exercise Prices    Number       Life     Exercise   Number    Exercise
------------------------  Outstanding (in years)   Price   Exercisable  Price
                          ----------- ----------- -------- ----------- --------
$ 7.13 - $22.38..........     1,078        2.25     $20.70       703     $20.59
 22.81 -  31.88..........     1,262        6.44      30.50       434      30.05
 32.00 -  34.38..........     1,170        5.33      33.87       534      33.74
 34.75 -  44.06..........       897        9.18      37.08        72      36.10
 45.13 -  45.38..........        54        9.91      45.35       --         --
                           --------    --------   --------  --------   --------
$ 7.13 - $45.38..........     4,461        5.73     $30.52     1,743     $27.62
                           ========    ========   ========  ========   ========

9. Retirement Plans

  The Company has a noncontributory defined benefit pension plan which covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

  The Company accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference between the present value of the pension benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

                           ARTHUR J. GALLAGHER & CO.

9. Retirement Plans--(Continued)

  A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in thousands):

                                               Years Ended December 31,
                                               --------------------------
                                                   1998          1997
                                               ------------  ------------
Change in pension benefit obligation:
Pension benefit obligation at beginning of
 year........................................  $     63,747  $     52,931
Service cost.................................         7,355         7,046
Interest cost................................         4,560         3,985
Actuarial (gain) loss........................        (9,141)          657
Benefits paid................................        (1,206)         (872)
                                               ------------  ------------
Pension benefit obligation at end of year....        65,315        63,747
                                               ------------  ------------
Change in plan assets:
Fair value of plan assets at beginning of
 year........................................        45,560        39,045
Actual return on plan assets.................         5,832         5,802
Company contributions........................         4,868         1,585
Benefits paid................................        (1,206)         (872)
                                               ------------  ------------
Fair value of plan assets at end of year.....        55,054        45,560
                                               ------------  ------------
Funded status of the plan (underfunded)......       (10,261)      (18,187)
Unrecognized net actuarial gain..............       (13,433)       (2,628)
Unrecognized prior service cost..............         1,102         1,212
Unrecognized transition obligation...........           443           499
                                               ------------  ------------
Accrued pension benefit cost.................  $    (22,149) $    (19,104)
                                               ============  ============

  The components of the net periodic pension benefit cost for the plan consists of the following (in thousands):

                                          Years Ended December 31,
                                      -----------------------------------
                                       1998        1997          1996
                                      -------  ------------  ------------
Service cost--benefits earned during
 the year............................ $ 7,355  $      7,046  $      5,790
Interest cost on benefit obligation..   4,560         3,985         3,322
Expected return on plan assets.......  (4,168)       (3,550)       (3,057)
Amortization of prior service cost...     110           110           110
Amortization of transition
 obligation..........................      56            56            56
Other................................      26            26            52
                                      -------  ------------  ------------
Net periodic pension benefit cost.... $ 7,939  $      7,673  $      6,273
                                      =======  ============  ============

  The following assumptions were used in determining the plan's pension benefit obligation for 1998, 1997 and 1996:

Discount rate.............................................           7.5%
Rate of increase in future compensation levels............           6.5%
Expected long-term rate of return on assets...............           9.0%

  The Company has a contributory savings and thrift plan covering the majority of its employees. Company contributions are at the discretion of the Company's Board of Directors and may not exceed

                           ARTHUR J. GALLAGHER & CO.

9. Retirement Plans--(Continued)
the maximum amount deductible for federal income tax purposes. The Company contributed $2,823,000, $2,760,000 and $3,220,000 in 1998, 1997 and 1996,
respectively. The Company also has a foreign defined contribution plan which provides for basic contributions by the Company and voluntary contributions by employees which are matched 100% by the Company, up to a maximum of 5% of salary, as defined. Net expense (income) for foreign retirement plans amounted to $3,128,000 in 1998, ($2,922,000) in 1997 and $1,485,000 in 1996.

  In 1997, the Company settled a foreign defined benefit plan and enrolled the participants into a foreign defined contribution plan. At the time of the settlement of the foreign plan, there was a surplus of plan assets in excess of benefit obligations. Previously vested benefits of the plan participants were settled by the purchase of annuity policies with a life insurance company. As a result of the defined benefit plan settlement, the Company recognized a $4,830,000 gain in 1997 which was recorded as a reduction of salaries and employee benefits expense.

10. Postretirement Benefits Other Than Pensions

  In 1992, the Company amended its health benefits plan to eliminate retiree coverage, except for retirees at the time of the amendment and those employees who had already attained a specified age and length of service. The retiree health plan is contributory, with contributions adjusted annually and is funded on a pay-as-you-go basis.

  A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in thousands):

                                                    Years Ended December 31,
                                                    --------------------------
                                                        1998          1997
                                                    ------------  ------------
Change in postretirement benefit obligation:
Postretirement benefit obligation at beginning of
 year.............................................. $     11,280  $     10,112
Service cost.......................................          --            --
Interest cost......................................          803           763
Actuarial (gain) loss..............................         (346)          793
Benefits paid......................................         (460)         (388)
                                                    ------------  ------------
Postretirement benefit obligation at end of year...       11,277        11,280
Fair value of plan assets at beginning and end of
 year..............................................          --            --
                                                    ------------  ------------
Funded status of the plan (underfunded)............      (11,277)      (11,280)
Unrecognized net actuarial gain....................       (1,075)         (729)
Unrecognized prior service cost....................          --            --
Unrecognized transition obligation.................        7,164         7,676
                                                    ------------  ------------
Accrued postretirement benefit cost................ $     (5,188) $     (4,333)
                                                    ============  ============

                           ARTHUR J. GALLAGHER & CO.

10. Postretirement Benefits Other Than Pensions--(Continued)

  The components of the net periodic postretirement benefit cost include the following (in thousands):

                                                         Years Ended December
                                                                  31,
                                                         ---------------------
                                                          1998   1997    1996
                                                         ------ ------  ------
Service cost--benefits earned during the year........... $  --  $  --   $  --
Interest cost on benefit obligation.....................    803    763     717
Amortization of transition obligation...................    512    512     512
Amortization of gain....................................    --     (89)   (209)
                                                         ------ ------  ------
Net periodic postretirement benefit cost................ $1,315 $1,186  $1,020
                                                         ====== ======  ======

  The discount rate used to measure the postretirement benefit obligation was 7.5% at December 31, 1998 and 1997. The transition obligation is being amortized over a 20 year period. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. This rate was assumed to gradually scale down to 4.5% for 2009 and remain at that level thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed health care cost trend rate would have the following effects (in thousands):

                                                        One Percentage Point
                                                        ----------------------
                                                        Increase   (Decrease)
                                                        ---------  -----------
Effect on the net periodic postretirement benefit cost
 in 1998..............................................   $      96  $     (342)
Effect on the postretirement benefit obligation at
 December 31, 1998....................................       1,377      (4,900)

11. Commitments and Contingencies

  The Company is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on the Company's consolidated financial position or operating results.

  The Company generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years.

  Minimum aggregate rental commitments at December 31, 1998 under noncancelable operating leases having an initial term of more than one year are as follows (in thousands):

                                                                         Total
                                                                        --------
1999................................................................... $ 27,757
2000...................................................................   22,729
2001...................................................................   18,719
2002...................................................................   15,462
2003...................................................................   11,733
Subsequent years.......................................................   34,337
                                                                        --------
                                                                        $130,737
                                                                        ========

  Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $32,057,000 in 1998, $30,724,000 in 1997 and $28,796,000 in 1996.

                           ARTHUR J. GALLAGHER & CO.

11. Commitments and Contingencies--(Continued)

  At December 31, 1998, the Company has contingently committed to invest an additional $7,500,000 in 1999 related to two letter of credit arrangements with one of its equity investments. At December 31, 1998, the Company has agreed to unconditionally guarantee $30,000,000 of debt that will be incurred by one of the Company's equity investments in 1999. In addition, the Company has guaranteed an aggregate $8,700,000 of funds through letters of credit or other arrangements related to several investment and insurance programs of the Company.

12. Income Taxes

  Significant components of earnings before income taxes and the provision for income taxes are as follows (in thousands):

                                                     Years Ended December 31,
                                                     --------------------------
                                                      1998      1997     1996
                                                     -------  --------  -------
Earnings before income taxes:
 Domestic........................................... $79,087  $ 75,987  $61,838
 Foreign............................................   5,442     6,635    5,164
                                                     -------  --------  -------
                                                     $84,529  $ 82,622  $67,002
                                                     =======  ========  =======
Provision for income taxes:
 Federal:
  Current........................................... $27,314  $ 30,514  $19,953
  Deferred..........................................  (7,049)  (10,284)  (3,737)
                                                     -------  --------  -------
                                                      20,265    20,230   16,216
                                                     -------  --------  -------
 State and local:
  Current...........................................   7,081     6,306    5,340
  Deferred..........................................  (1,007)   (1,469)    (415)
                                                     -------  --------  -------
                                                       6,074     4,837    4,925
                                                     -------  --------  -------
 Foreign:
  Current...........................................   2,629     1,318      729
  Deferred..........................................    (940)    1,337      905
                                                     -------  --------  -------
                                                       1,689     2,655    1,634
                                                     -------  --------  -------
Total provision for income taxes.................... $28,028  $ 27,722  $22,775
                                                     =======  ========  =======

                           ARTHUR J. GALLAGHER & CO.

12. Income Taxes--(Continued)

  A reconciliation of the provision for income taxes with the U.S. federal income tax rate is as follows (in thousands):

                                       Years Ended December 31,
                             -------------------------------------------------
                                  1998             1997             1996
                             ---------------  ---------------  ---------------
                                       % of             % of             % of
                                      Pretax           Pretax           Pretax
                             Amount   Income  Amount   Income  Amount   Income
                             -------  ------  -------  ------  -------  ------
Federal statutory rate...... $29,585    35.0  $28,918    35.0  $23,451    35.0
State income taxes--net of
 federal....................   3,731     4.4    2,925     3.6    3,151     4.7
Pre-acquisition earnings of
 pooled companies taxed to
 previous owners............    (509)   (0.6)     (84)   (0.1)    (468)   (0.7)
Foreign taxes...............     349     0.4      592     0.7      208     0.3
General business credits....  (4,866)   (5.8)  (2,697)   (3.3)  (2,242)   (3.3)
Other--net..................    (262)   (0.2)  (1,932)   (2.3)  (1,325)   (2.0)
                             -------  ------  -------  ------  -------  ------
Provision for income taxes.. $28,028    33.2  $27,722    33.6  $22,775    34.0
                             =======  ======  =======  ======  =======  ======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                  December 31,
                                                                 ---------------
                                                                  1998    1997
                                                                 ------- -------
Deferred tax liabilities:
 Leveraged leases............................................... $   444 $   444
 Unrealized investment gain.....................................     --    1,105
 Other..........................................................   2,104   1,124
                                                                 ------- -------
  Deferred tax liabilities......................................   2,548   2,673
                                                                 ------- -------
Deferred tax assets:
 Accrued and unfunded compensation and employee benefits........  20,706  15,138
 Accrued liabilities............................................  13,305  13,938
 Unrealized investment loss.....................................     517     --
 Other..........................................................   1,968   2,079
                                                                 ------- -------
  Total deferred tax assets.....................................  36,496  31,155
  Valuation allowance for deferred tax assets...................     --      --
                                                                 ------- -------
  Deferred tax assets...........................................  36,496  31,155
                                                                 ------- -------
Net deferred tax assets......................................... $33,948 $28,482
                                                                 ======= =======

  During the period from 1994 to 1996, the Company provided for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the U.S. federal income tax laws effective in 1997, the Company no longer provides for U.S. income taxes on the undistributed earnings ($21,800,000 at December 31, 1998) of certain foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings is $6,100,000 at December 31, 1998.

                           ARTHUR J. GALLAGHER & CO.

13. QUARTERLY OPERATING RESULTS (UNAUDITED)

  Quarterly operating results for 1998 and 1997 were as follows (in thousands, except per share data):

                                  1ST      2ND      3RD      4TH
                                -------- -------- -------- --------
1998
----
Total revenues................. $123,702 $124,417 $143,538 $148,998
Earnings before income taxes...   17,215   14,788   29,132   23,394
Net earnings...................   11,494    9,892   19,859   15,256
Net earnings per common share..      .68      .57     1.13      .87
Net earnings per common and
 common equivalent share.......      .65      .54     1.08      .83
1997
----
Total revenues................. $114,594 $119,695 $133,518 $132,691
Earnings before income taxes...   14,457   19,840   28,587   19,738
Net earnings...................    9,631   13,185   18,958   13,126
Net earnings per common share..      .57      .79     1.13      .78
Net earnings per common and
 common equivalent share.......      .56      .77     1.09      .75

14. SEGMENT INFORMATION

  The Company has identified three operating segments in addition to its corporate operations. Insurance Brokerage Services encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to the clients' funding of risk. This segment also provides consulting, for fee compensation, related to clients' risk financing programs. Risk Management Services includes the Company's third party administration, loss control and risk management consulting, workers' compensation investigations and insurance property appraisal operations. Third party administration is principally claims management services for the Company's clients. Financial Services includes alternative investment strategies and tax advantaged investments. It manages the Company's own investment portfolio while expanding these services in conjunction with the insurance products the Company markets. Corporate consists primarily of unallocated administrative costs and the provision for income taxes which is not allocated to the Company's operating segments.

                           ARTHUR J. GALLAGHER & CO.

14. Segment Information--(Continued)


  Allocations of investment income and certain expenses are based on assumptions and estimates, and reported operating results by segment would change if different methods were applied. Certain assets are not individually identifiable by segment and, accordingly, have been allocated based on formulas. Financial information relating to the Company's operating segments for 1998, 1997 and 1996 is as follows (in thousands):

                             Insurance     Risk
                             Brokerage  Management Financial
                             Services    Services  Services   Corporate   Total
                             ---------  ---------- ---------  ---------  --------
Year Ended December 31, 1998
----------------------------
Revenues:
  Commissions............... $312,664   $     467  $    --    $    --    $313,131
  Fees......................   41,640     167,377       --         --     209,017
  Investment income and
   other....................    8,179       1,000     9,328        --      18,507
                             --------   ---------  --------   --------   --------
    Total revenues.......... $362,483   $ 168,844  $  9,328   $    --    $540,655
                             ========   =========  ========   ========   ========
Earnings before income
 taxes...................... $ 68,268   $  15,427  $  5,270   $ (4,436)  $ 84,529
Provision for income taxes..      --          --        --      28,028     28,028
                             --------   ---------  --------   --------   --------
    Net earnings............ $ 68,268   $  15,427  $  5,270   $(32,464)  $ 56,501
                             ========   =========  ========   ========   ========
Income (loss) from equity
 investments................ $    215   $     --   $   (979)  $    --    $   (764)
Depreciation and
 amortization expense.......    7,660       3,732       --         336     11,728
Interest expense............      136          88        11      1,054      1,289
Net foreign exchange gain
 (loss).....................     (176)        126       --           2        (48)
                             ----------------------------------------------------
Revenues:
  United States............. $330,153   $ 156,836  $  8,902   $    --    $495,891
  Foreign, principally
   United Kingdom...........   32,330      12,008       426        --      44,764
                             --------   ---------  --------   --------   --------
    Total revenues.......... $362,483   $ 168,844  $  9,328   $    --    $540,655
                             ========   =========  ========   ========   ========

At December 31, 1998
--------------------
Identifiable assets:
  United States............. $301,471   $  40,774  $195,302   $ 40,006   $577,553
  Foreign, principally
   United Kingdom...........  156,701       7,373     4,383        --     168,457
                             --------   ---------  --------   --------   --------
    Total identifiable
     assets................. $458,172   $  48,147  $199,685   $ 40,006   $746,010
                             ========   =========  ========   ========   ========
  Identifiable assets
   related to equity
   investments.............. $   (120)  $     --   $ 20,137   $    --    $ 20,017

                           ARTHUR J. GALLAGHER & CO.

14. Segment Information--(Continued)


                                 Insurance     Risk
                                 Brokerage  Management Financial
                                 Services    Services  Services  Corporate   Total
                                 ---------  ---------- --------- ---------  --------
Year Ended December 31, 1997
----------------------------
Revenues:
  Commissions................... $284,808   $     381  $    --   $    --    $285,189
  Fees..........................   40,744     141,403       --        --     182,147
  Investment income and other...    8,253         912    15,004       --      24,169
  Non-recurring gains...........      --          --      8,993       --       8,993
                                 --------   ---------  --------  --------   --------
    Total revenues.............. $333,805   $ 142,696  $ 23,997  $    --    $500,498
                                 ========   =========  ========  ========   ========
Earnings before income taxes.... $ 57,384   $  10,273  $ 22,129  $ (7,164)  $ 82,622
Provision for income taxes......      --          --        --     27,722     27,722
                                 --------   ---------  --------  --------   --------
    Net earnings................ $ 57,384   $  10,273  $ 22,129  $(34,886)  $ 54,900
                                 ========   =========  ========  ========   ========
Income (loss) from equity
 investments.................... $   (154)  $     --   $    423  $    --    $    269
Depreciation and amortization
 expense........................    7,486       3,425       --        329     11,240
Interest expense................      178          69       561       210      1,018
Net foreign exchange gain
 (loss).........................       75           1       --        --          76
                                 ---------------------------------------------------
Revenues:
  United States................. $303,824   $ 136,899  $ 21,609  $    --    $462,332
  Foreign, principally United
   Kingdom......................   29,981       5,797     2,388       --      38,166
                                 --------   ---------  --------  --------   --------
    Total revenues.............. $333,805   $ 142,696  $ 23,997  $    --    $500,498
                                 ========   =========  ========  ========   ========
At December 31, 1997
--------------------
Identifiable assets:
  United States................. $245,817   $  34,084  $168,907  $ 44,928   $493,736
  Foreign, principally United
   Kingdom......................  148,967       5,054     4,323       --     158,344
                                 --------   ---------  --------  --------   --------
    Total identifiable assets... $394,784   $  39,138  $173,230  $ 44,928   $652,080
                                 ========   =========  ========  ========   ========
  Identifiable assets related to
   equity investments........... $   (627)  $     --   $ 16,363  $    --    $ 15,736
Year Ended December 31, 1996
----------------------------
Revenues:
  Commissions................... $276,295   $     441  $    --   $    --    $276,736
  Fees..........................   36,458     136,507       --        --     172,965
  Investment income and other...    9,742         943    13,367       --      24,052
                                 --------   ---------  --------  --------   --------
    Total revenues.............. $322,495   $ 137,891  $ 13,367  $    --    $473,753
                                 ========   =========  ========  ========   ========
Earnings before income taxes.... $ 52,705   $  12,494  $  8,317  $ (6,514)  $ 67,002
Provision for income taxes......      --          --        --     22,775     22,775
                                 --------   ---------  --------  --------   --------
    Net earnings................ $ 52,705   $  12,494  $  8,317  $(29,289)  $ 44,227
                                 ========   =========  ========  ========   ========
Income (loss) from equity
 investments.................... $   (204)  $     --   $     93  $    --    $   (111)
Depreciation and amortization
 expense........................    7,270       3,080       --        362     10,712
Interest expense................      485           5       362        33        885
Net foreign exchange gain
 (loss).........................     (267)         72       --         14       (181)
                                 ---------------------------------------------------
Revenues:
  United States................. $292,538   $ 135,044  $ 12,925  $    --    $440,507
  Foreign, principally United
   Kingdom......................   29,957       2,847       442       --      33,246
                                 --------   ---------  --------  --------   --------
    Total revenues.............. $322,495   $ 137,891  $ 13,367  $    --    $473,753
                                 ========   =========  ========  ========   ========
At December 31, 1996
--------------------
Identifiable assets:
  United States................. $290,663   $  36,595  $117,352  $ 21,163   $465,773
  Foreign, principally United
   Kingdom......................  129,727       2,926     3,641       --     136,294
                                 --------   ---------  --------  --------   --------
    Total identifiable assets... $420,390   $  39,521  $120,993  $ 21,163   $602,067
                                 ========   =========  ========  ========   ========
  Identifiable assets related to
   equity investments........... $   (473)  $     --   $  6,065  $    --    $  5,592

                              MANAGEMENT'S REPORT

  The Management of Arthur J. Gallagher & Co. is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments. Other financial information presented in this annual report is consistent with the consolidated financial statements.

  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based on written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit function. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

  Ernst & Young LLP, independent auditors, has audited the Company's consolidated financial statements and their report is presented herein.

  The Board of Directors has an Audit Committee composed entirely of outside directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

                                          Arthur J. Gallagher & Co.

Itasca, Illinois
January 19, 1999

                                          /s/ J. Patrick Gallagher, Jr.
                                          -------------------------------------
                                          J. Patrick Gallagher, Jr.
                                          President and Chief Executive
                                           Officer

                                          /s/ Michael J. Cloherty
                                          -------------------------------------
                                          Michael J. Cloherty
                                          Executive Vice President and
                                          Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Arthur J. Gallagher & Co.

  We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP
                                          -------------------------------------
                                          ERNST & YOUNG LLP

Chicago, Illinois
January 19, 1999

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  Expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are estimated as follows:

      Securities and Exchange Commission Registration Fee.............. $15,700
      Printing Expenses................................................  15,000
      Legal Fees and Expenses..........................................   5,000
      Accountant's Fees and Expenses...................................   6,500
      Miscellaneous Costs..............................................   5,000
                                                                        -------
          Total........................................................ $47,200
                                                                        =======

Item 14. Indemnification of Directors and Officers.

  Article Seventh of the Registrant's By-laws (filed as Exhibit 3.2) and Article Thirteenth of the Company's Restated Certificate of Incorporation (filed as Exhibit 3.1) provide in effect for the indemnification by the Registrant of each director, officer, employee or agent of the Registrant to the full extent permitted by the General Corporation Law of Delaware.

  Article Seventh of the Registrant's By-laws provides that the Registrant shall indemnify any person in connection with any action, suit, or proceeding brought or threatened by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another enterprise against all costs actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in the right of the Registrant, and provided further that such person shall not have been adjudged liable for negligence or misconduct in the performance of his duty to the Registrant, unless, in view of all the circumstances of the case, the court in which the action or suit was brought determines that such person despite the adjudication of liability is fairly and reasonably entitled to indemnity for such expenses.

  Article Thirteenth of the Company's Restated Certificate of Incorporation eliminates the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director except where a director breaches his duty of loyalty to the Company and its stockholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes the payment of a dividend or stock repurchase which is illegal under Section 174 of the Delaware General Corporation Laws or obtains an improper personal benefit.

  The Registrant also maintains and pays premiums on a directors' and officers' liability insurance policy and entered into an Indemnity Agreement (filed as Exhibit 10.11) with each of the directors and officers of the Company. The provisions of the Indemnity Agreement alter or clarify the statutory indemnity in the following respect: (1) indemnity will be explicitly provided for settlements in derivative actions; (2) prompt payment of litigation expenses will be provided in advance of indemnification; (3) prompt indemnification of advances of expenses will be provided unless a determination is made that the director or officer has not met the required standard; (4) the director or officer will be permitted to petition a court to determine whether his actions meet the standards required; and (5) partial indemnification will be permitted in the event that the director or officer is not entitled to full indemnification. In addition, the Indemnity Agreement specifically includes indemnification with respect to actions, suits or proceedings brought under and/or predicated upon the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended.

  The preceding summary is qualified in its entirety by the Company's Restated Certificate of Incorporation, By-laws and Indemnity Agreement which are filed as exhibits to this Registration Statement and for further information, reference is made thereto.

Item 15. Recent Sales of Unregistered Securities.

  During the past three years, the Registrant has not sold securities which were not registered under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

  A list of exhibits and financial statement schedules included as part of this Registration Statement is set forth in the list which immediately precedes such exhibits and schedules and is hereby incorporated herein by reference.

Item 17. Undertakings.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to any provision of the Registrant's By-laws, Directors' and Officers' Liability Insurance Policy, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Itasca, and State of Illinois, on the 26th day of March, 1999.

                                          Arthur J. Gallagher & Co.

                                               /s/ J. Patrick Gallagher, Jr.
                                          By: _________________________________
                                                 J. Patrick Gallagher, Jr.
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 26, 1999 by the following persons in the capacities indicated.

                 Signature                                     Title
                 ---------                                     -----


           Robert E. Gallagher*             Chairman and Director
___________________________________________
           (Robert E. Gallagher)

       /s/ J. Patrick Gallagher, Jr.        President and Director (Chief Executive
___________________________________________   Officer)
        (J. Patrick Gallagher, Jr.)

          /s/ Michael J. Cloherty           Executive Vice President and Director
___________________________________________   (Chief Financial Officer)
           (Michael J. Cloherty)

            /s/ Jack H. Lazzaro             Vice President--Finance (Chief Accounting
___________________________________________   Officer)
             (Jack H. Lazzaro)

            T. Kimball Brooker*             Director
___________________________________________
           (T. Kimball Brooker)

              Peter J. Durkalski*           Director
___________________________________________
           (Peter J. Durkalski)

            Jack M. Greenberg*              Director
___________________________________________
            (Jack M. Greenberg)

         Frank M. Heffernan, Jr.*           Director
___________________________________________
         (Frank M. Heffernan, Jr.)

            Philip A. Marineau*             Director
___________________________________________
           (Philip A. Marineau)

            Walter F. McClure*              Director
___________________________________________
            (Walter F. McClure)

             James R. Wimmer*               Director
___________________________________________
             (James R. Wimmer)

        /s/ John C. Rosengren
*By: ________________________________
         John C. Rosengren,
          Attorney-in-Fact

               LIST OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

        3.1     Restated Certificate of Incorporation of the Company
                (incorporated by reference to the same exhibit number to Company's Form 10-Q Quarterly Report for the quarterly period ended June 30, 1996, File No. 1-9761).
        3.2 By-Laws of the Company (incorporated by reference to the same exhibit number to Company's Form S-1 Registration Statement No.
                33-10447).
        3.3     Rights Agreement between the Company and Bank of America
                Illinois (formerly Continental Illinois National Bank and Trust
                Company of Chicago) (incorporated by reference to Exhibits 1 and 2 to Company's Form 8-A Registration Statement filed May
                12, 1987, File No. 0-13480).
        3.4 Assignment and Assumption Agreement of Rights Agreement by and among Bank of America Illinois (formerly Continental Illinois
                National Bank and Trust Company of Chicago), Harris Trust and
                Savings Bank and the Company (incorporated by reference to the same exhibit number to Company's Form S-8 Registration
                Statement No. 33-38031).
        3.5 Amendment No. 1 to Exhibit 3.3 (incorporated by reference to the same exhibit number to Company's Form 10-Q Quarterly Report for the quarterly period ended June 30, 1996, File No. 1-9761).
        4.1 Instruments defining the rights of security holders (relevant portions contained in the Restated Certificate of Incorporation and By-Laws of the Company and the Rights Agreement in Exhibits
                3.1, 3.2, and 3.3, respectively, hereby incorporated by reference).
        4.4 Credit Agreement dated February 16, 1993 (incorporated by reference to the same exhibit number to the Company's Form 10-K
                Annual Report for 1992, File No. 1-9761).
       *5.0     Opinion of John C. Rosengren, Vice President and General
                Counsel to the Company, including consent.
       10.1 Arthur J. Gallagher & Co. Incentive Stock Option Plan and related form of stock option agreement (incorporated by reference to the same exhibit number to Company's Form S-1
                Registration Statement No. 2-89195).
       10.1.1 Amendment No. 1 to Exhibit No. 10.1 (incorporated by reference to Exhibit No. 10.3 to Company's Form S-8 Registration
                Statement No. 33-604).
       10.1.2 Amendment No. 2 to Exhibit No. 10.1 (incorporated by reference to Exhibit No. 10.3.1 to Company's Form S-8 Registration
                Statement No. 33-14625).
       10.25    Arthur J. Gallagher & Co. United Kingdom Incentive Stock Option
                Plan, amended and restated as of January 22, 1998 and approved by Inland Revenue on June 12, 1998 (incorporated by reference to the same exhibit number to Company's Form 10-Q Quarterly
                Report for the quarterly period ended June 30, 1998, File No.
                1-9761).
       10.26 Arthur J. Gallagher & Co. 1988 Incentive Stock Option Plan, amended and restated as of May 19, 1998 (incorporated by reference to the same exhibit number to Company's Form 10-Q
                Quarterly Report for the quarterly period ended June 30, 1998, File No. 1-9761).
       10.27 Arthur J. Gallagher & Co. 1988 Nonqualified Stock Option Plan, amended and restated as of January 22, 1998 (incorporated by reference to the same exhibit number to Company's Form 10-Q
                Quarterly Report for the quarterly period ended June 30, 1998, File No. 1-9761).

       10.28    Arthur J. Gallagher & Co. 1989 Non-Employee Directors'
                Stock Option Plan, amended and restated as of January 22,
                1998 (incorporated by reference to the same exhibit
                number of the Company's Form 10-Q Quarterly Report for
                the quarterly period ended June 30, 1998, File No. 1-
                9761).
       10.5     Lease Agreement between Arthur J. Gallagher & Co. and
                Itasca Center III Limited Partnership, a Texas limited
                partnership, dated July 26, 1989 (incorporated by
                reference to the same exhibit number to Company's Form
                10-K Annual Report for 1989, File No. 1-9761).
       10.7     Letter dated December 31, 1983 from Arthur J. Gallagher &
                Co. to Bank of America Illinois (formerly Continental
                Illinois National Bank and Trust Company of Chicago)
                regarding Common Stock Purchase Financing Program
                including exhibits thereto and related letters
                (incorporated by reference to the same exhibit number to
                Company's Form S-1 Registration Statement No. 2-89195).
       10.7.1   Amendment to Exhibit No. 10.7 dated September 11, 1985
                (incorporated by reference to the same exhibit number to
                Company's Form 10-K Annual Report for 1985, File No. 0-
                13480).
       10.10    Board of Directors' Resolution from meeting on January
                26, 1984 relating to consulting and retirement benefits
                for certain directors (incorporated by reference to the
                same exhibit number to Company's Form S-1 Registration
                Statement No. 2-89195).
       10.11    Form of Indemnity Agreement between the Company and each
                of its directors and corporate officers (incorporated by
                reference to Attachment A to the Company's Proxy
                Statement dated April 10, 1987 for its Annual Meeting of
                Stockholders, File No. 0-13480).
       10.13    Arthur J. Gallagher & Co. Stock Option Agreements dated
                May 10, 1988 between the Company and each of Robert H. B.
                Baldwin, Jack M. Greenberg and James R. Wimmer
                (incorporated by reference to the same exhibit number to
                Company's Form 10-K Annual Report for 1988, File No. 1-
                9761).
       10.14    Form of Change in Control Agreement between the Company
                and each of its Executive Officers (incorporated by
                reference to the same exhibit number to Company's Form
                10-K Annual Report for 1998, File No. 1-9761).
       21.0     Subsidiaries of the Company (incorporated by reference to
                the same Exhibit number to the Company's Form 10-K Annual
                Report for 1998, File No. 1-9761).
      *23.1     Consent of Ernst & Young LLP, as independent auditors.
       23.2     Consent of John C. Rosengren, Vice President and General
                Counsel to the Company, included in Exhibit 5.0.
      *24.0     Powers of Attorney.
     **27.0     Financial Data Schedule.


  (b) Financial Statement Schedules:

   **Schedule II Valuation and Qualifying Accounts

  All other exhibits and schedules are omitted because they are not applicable or not required or because the required information is included in the Consolidated Financial Statements or Notes thereto.
--------
 *Filed herewith.
**Incorporated herein by reference to the Company's Form 10-K Annual Report for 1998, File No. 1-9761.